Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-139922

PROSPECTUS

                            TEEKA TAN PRODUCTS, INC.

                        7,900,000 shares of Common Stock

         This prospectus relates to periodic offers and sales of an aggregate of 7,900,000 shares of our common stock by the selling security holders which includes 4,900,000 shares which are presently outstanding and 3,000,000 shares issuable upon the exercise of common stock purchase warrants with exercise prices ranging from $0.05 to $0.07 per share.

         We will not receive any proceeds from the sale of the shares by the selling security holders. The shares of common stock are being offered for sale by the selling security holders at prices established on the OTC Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares of common stock.

         For a description of the plan of distribution of these shares, please see page 28 of this prospectus.

         Our common stock is quoted on the OTC Bulletin Board under the symbol "TKAT." On February 1, 2007 the last reported sale price for our common stock was $0.064 per share.

                              ____________________


         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus to read about the risks of investing in our common stock.

                              ____________________


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ____________________


                The date of this Prospectus is February 13, 2007

                               PROSPECTUS SUMMARY

         We market and distribute Teeka Tan(R) Suncare Products, a broad line of high quality, value-priced sun care products. We are also the distributor of the Safe Sea Sunscreen with Jellyfish Sting Protective Lotions under an exclusive licensing agreement with its manufacturer. We sell these products directly to resorts, hotels and retailers with beach locations in south Florida, the Bahamas, Dominican Republic, Alabama, New Hampshire, Rhode Island, Connecticut, New York, South Carolina, Maine, Maryland and New Jersey. Our customers are primarily beach front stores and hotels with high volume tourist traffic.

         For the nine months ended September 30, 2006 we reported sales of $225,751 and a net loss of $491,292. For the fiscal years ended December 31, 2005 and 2004 we reported sales of $130,815 and $72,019, respectively, and a net loss of $411,780 and $248,605, respectively. The report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2005 contains an explanatory paragraph as to our ability to continue as a going concern as a result of our net losses, working capital deficiency, stockholders' deficiency and cash used in operations.

         We were organized under the laws of Delaware in April 2002 initially under the name IHealth, Inc. In December 2005 we changed our name to Teeka Tan Products, Inc. to better align our corporate image with our business operations. The information which appears on our web site at www.teekatan.com is not part of this prospectus.

         When used in this prospectus, the terms "we", "our", and "us" refers to Teeka Tan Products, Inc., a Delaware corporation, and our subsidiary Teeka Tan, Inc., a Florida corporation.

                                  RISK FACTORS

         An investment in our common stock involves a significant degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment. You should consider carefully the following risk factors and other information in this prospectus before deciding to invest in our common stock.

WE HAVE AN ACCUMULATED DEFICIT AND WE ANTICIPATE CONTINUING LOSSES THAT WILL RESULT IN SIGNIFICANT LIQUIDITY AND CASH FLOW PROBLEMS WHICH WILL REQUIRE US TO RAISE ADDITIONAL WORKING CAPITAL.

         We have incurred losses since our inception, and have an accumulated deficit of $1,551,596 at September 30, 2006. Our operations have been financed primarily through the issuance of equity and debt. For the nine months ended September 30, 2006 we reported a net loss of $491,292 and cash used in operations of $232,837. For the years ended December 31, 2005 and 2004, we reported net losses of $411,780 and $248,605, respectively, and for the year ended December 31, 2005 cash used in operations was $288,288. We had approximately $3,000 of cash at September 30, 2006. We do not presently have sufficient sales to fund our ongoing operating expenses, including the payment of licensing fees to Nidaria Technology Ltd. as discussed below, or to satisfy our debt obligation in the amount of $200,000 which becomes due in August 2007. Until such time as we are able to increase our sales to the level necessary to pay our ongoing expenses and generate a profit, our continued existence is dependent upon, among other things, our ability to raise additional working capital. Given the size of our company there are no assurances that we will be successful in obtaining additional capital as needed, or that such capital will be available on terms acceptable to us. If we do not raise funds as needed, our ability to provide for current working capital needs, grow our company, and continue our business and operations is in jeopardy and we could be forced to cease operations. In this event, you could lose all of your investment in our company.

OUR AUDITORS HAVE EXPRESSED DOUBTS ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         At September 30, 2006 we had a working capital deficit $353,204 and the report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2005 contains an explanatory paragraph as to our ability to continue as a going concern as a result of our continuing losses from operations. Our consolidated financial statements, which appear elsewhere in this prospectus, are prepared assuming we will continue as a going concern. While we reported an approximate 82% increase in our sales for fiscal 2005 as compared to fiscal 2004, and our sales have continued to increase during the first nine months of fiscal 2006, we still do not generate sufficient sales to fund our operations and we cannot assure you that our sales will continue to increase in future periods, nor can we assure you that they will not decrease. As long as our cash flow from operations remains insufficient to fund our operations, we will continue depleting our cash and other financial resources. Our failure to achieve profitable operations in future periods will adversely affect our ability to continue as a going concern. In this event, you could lose all of your investment in our company. The financial statements included in this prospectus do not include any adjustments to reflect future adverse effects on the recoverability and classification of assets or amounts and classification of liabilities that may result if we are not successful.

WE COULD BE SUBJECT TO CERTAIN CONTINGENT LIABILITIES AS A RESULT OF RESCISSION OFFERS CONDUCTED DURING FISCAL 2004 AND FISCAL 2005 WHICH WOULD BE ADVERSE TO OUR BUSINESS AND OPERATIONS.

         In fiscal 2004 and fiscal 2005, we completed two separate rescissions offer to purchasers of units in our private placement in 2003. There is considerable legal uncertainty under both federal and state securities and related laws concerning the efficacy of rescission offers and general waivers and releases with respect to barring claims that would be based on securities and related law violations. The completed rescission offers may not terminate any or all potential contingent liability that we may have in connection with that private placement. In addition, there can be no assurance that we will be able to enforce the waivers we received in connection with the rescission offers to bar any claims based on allegations of fraud or other federal or state securities law violations until the applicable statutes of limitations have expired. The applicable statutes of limitations vary from state to state and under federal law, the longest of which would be for up to three years from the occurrence of the violation. In addition, the various states in which the purchasers reside could bring administrative actions against us as a result of the rescission offers. The remedies vary from state to state but could include enjoining us from further violations of the subject state law, imposing civil penalties, seeking administrative assessments and costs for the investigations or bringing suit for damages on behalf of the purchaser.

         While we believe that the rescission offers satisfied certain requirements and laws, the conditions and criteria for satisfying federal and most state rescission requirements are predicated primarily on factual circumstances rather than on objective standards. Given the size of our company and our working capital deficit, we may not have sufficient funds to satisfy any additional rescission rights and costs in which case our future results of operations could be adversely effected and we could be forced to cease operations.

WE ARE A PARTY TO A DISTRIBUTION AGREEMENT FOR SAFE SEA PRODUCTS WHICH REQUIRES MINIMUM PRODUCT PURCHASES BY US, PAYMENT OF A YEARLY LICENSE FEE AND A SIGNIFICANT MARKETING BUDGET. A DEFAULT BY US UNDER THE TERMS OF THIS AGREEMENT COULD RESULT IN OUR INABILITY TO DISTRIBUTE THE PRODUCT WHICH COULD RESULT IN REDUCED REVENUES IN FUTURE PERIODS.

         In March 2006 we entered into an agreement with Nidaria Technology Ltd. to distribute the line of Safe Sea Sunscreen Jellyfish Sting Protective Lotion on an exclusive basis in the retail consumer markets in the United States, the Caribbean and Mexico. Under the terms of the agreement, we are required to satisfy minimum purchase requirements over the five-year term ranging from $52,500 in the first year to $218,750 in the fifth year and we are obligated to provide a license fee of $75,000 per year for the first three years and thereafter $50,000 per year in order to maintain exclusivity. In addition, we committed to a marketing budget of at lease $1 million for the five year term of the agreement. Sales of these products represented approximately 41% of our sales for the nine months ended September 30, 2006. We are unable to predict at this time what long-term impact sales from this product line will have on our results of operations in future periods. While we have met our first year's minimum purchase requirements, we have not paid the initial year licensing fee which was to have been paid in March 2006 and do not presently have sufficient cash to pay either the 2006 fee or the fee for 2007 which will become due in March 2007. Nidaria Technology Ltd., however, has not declared a default under the licensing agreement and we continue to distribute the line of Safe Sea Sunscreen Jellyfish Sting Protective Lotion under the terms of the licensing agreement. If Nidaria Technology Ltd. was to assert a default under the terms of the licensing agreement we could lose our rights to distribute these products and would be deprived of our ability to increase our total sales through the sale of the Safe Sea products. Given the significance on sales of the line of Safe Sea Sunscreen Jellyfish Sting Protective Lotion to our total sales, the loss of these sales would be materially adverse to our results of operations in future periods.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND WE CANNOT GUARANTEE THAT WE CAN SUCCESSFULLY COMPETE.

         The sun care industry is very competitive, and we compete with a number of established brands including Hawaiian Tropic, Coppertone, Panama Jack, and Banana Boat. We are at a competitive disadvantage in attracting retailers and new customers due to our relatively small size and the limited scope of our product lines. Our competitors are larger and more diversified than our company, and have greater financial resources. We cannot predict the degree of success, if any, with which we will meet competition in the future.

OUR INDUSTRY IS SEASONAL, OUR OPERATIONS ARE LOCATED IN FLORIDA AND WE ARE RELIANT ON SALES MADE IN THE STATE OF FLORIDA. AS A RESULT OF THIS SEASONALITY AND RELIANCE, OUR RESULTS OF OPERATIONS IN FUTURE PERIODS COULD BE ADVERSELY IMPACTED BY ADVERSE WEATHER.

         Sales of sun care products tend to be seasonal in nature, with a disproportionate percentage of sun care product purchases occurring in the second and third quarters. The pattern of weather's influence on sales of sun care products can also result in either a yearly increase or decrease in sales, depending upon the weather. This sales and weather seasonality may affect our operating results from quarter to quarter and year to year. Seasonality in our business makes it more difficult to prepare period to period comparisons for our business. In addition, our operations and a majority of our customers are located in Florida. During fiscal 2004 four hurricanes made land-fall in the State of Florida, three of which adversely impacted our operations to varying degrees. During fiscal 2005, four hurricanes made land-fall in Florida, with Hurricane Wilma moving directly through South Florida and causing significant infrastructure damage and disruption to the area. While we were not impacted by any hurricane related events during fiscal 2006, because we are located in Florida, which is a hurricane-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our headquarters and surrounding transportation infrastructure caused by a hurricane. In addition, sales of our products were adversely impacted in fiscal 2004 and fiscal 2005 as a result of the hurricanes that made land-fall in Florida and we expect that similar impacts will be felt in future periods if Florida or any of the geographic areas in which we sell our products are adversely impacted by hurricanes.

WE DO NOT MAINTAIN PRODUCT LIABILITY COVERAGE BUT RELY INSTEAD ON UMBRELLA COVERAGE PROVIDED THROUGH OUR CONTRACT MANUFACTURER. WE COULD BECOME LIABLE FOR UNINSURED PRODUCT LIABILITY CLAIMS WHICH WOULD ADVERSELY EFFECT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         We rely on a $3 million umbrella product liability coverage policy held by our third party contract manufacturer. While we believe that this policy is presently sufficient to provide insurance coverage for us in the event claims should be made by consumers regarding our product, there can be no assurances that claims may not be brought against us which are not covered by this policy. In addition, we are in the early stages of the development of a sunscreen product containing a shark repellent. While we may seek to purchase product liability insurance in the future, we do not know at this time if we can obtain such coverage or what the costs may be. Given our limited resources, it is possible that we may not have sufficient funds to purchase this insurance. The defense by us of uninsured product liability claims could require substantial financial resources and would result in a diversion of our management's efforts away from our day to day operations. Because of our limited financial resources, even if we were not found liable under a claim, the efforts in defending our company would have a material adverse effect on our liquidity and results of operations. In addition, if we were found to be liable for an uninsured product liability claim, our ability to continue as a going concern would be in doubt.

WE DO NOT HAVE ANY INDEPENDENT DIRECTORS AND WE HAVE NOT VOLUNTARILY IMPLEMENTED VARIOUS CORPORATE GOVERNANCE MEASURES, IN THE ABSENCE OF WHICH, STOCKHOLDERS MAY HAVE MORE LIMITED PROTECTIONS AGAINST INTERESTED DIRECTOR TRANSACTIONS, CONFLICTS OF INTEREST AND SIMILAR MATTERS.

         Recent Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors' independence, audit committee oversight, and the adoption of a code of ethics. Our Board of Directors is comprised of three individuals who are also our executive officers. Our executive officers make decisions on all significant corporate matters such as the approval of terms of the compensation of our executive officers and the oversight of the accounting functions.

         Although we have adopted a Code of Ethics and Business Conduct we have not yet adopted any of these other corporate governance measures and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an audit or other independent committees of our board of directors as we presently do not have any independent directors. If we expand our board membership in future periods to include additional independent directors, we may seek to establish an audit and other committees of our board of directors. It is possible that if our Board of Directors included independent directors and if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

OUR COMMON STOCK IS CURRENTLY QUOTED ON THE OTCBB, BUT TRADING IN OUR STOCK IS LIMITED. BECAUSE OUR STOCK CURRENTLY TRADES BELOW $5.00 PER SHARE, AND IS QUOTED ON THE OTC BULLETIN BOARD, OUR STOCK IS CONSIDERED A "PENNY STOCK" WHICH CAN ADVERSELY EFFECT ITS LIQUIDITY.

         The market for our common stock is extremely limited and there are no assurances an active market for our common stock will ever develop. Accordingly, purchasers of our common stock cannot be assured any liquidity in their investment. In addition, the trading price of our common stock is currently below $5.00 per share and we do not anticipate that it will be above $5.00 per share in the foreseeable future. Because the trading price of our common stock is less than $5.00 per share, our common stock is considered a "penny stock," and trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. SEC regulations also require additional disclosure in connection with any trades involving a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of our securities in the secondary market because few broker or dealers are likely to undertake these compliance activities.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DELAY OR PREVENT A TAKE-OVER WHICH MAY NOT BE IN THE BEST INTERESTS OF OUR STOCKHOLDERS.

         Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Delaware General Corporation Law also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested stockholders.

IF THE SELLING SECURITY HOLDERS ALL ELECT TO SELL THEIR SHARES OF OUR COMMON STOCK AT THE SAME TIME, THE MARKET PRICE OF OUR SHARES MAY DECREASE.

         It is possible that the selling security holders will offer all of the shares for sale. Further because it is possible that a significant number of shares of our common stock could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price for our common stock.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to our ability to raise capital, obtain and retain customers, develop brand recognition and distributor relationships for our products, execute our business strategy in a very competitive environment, our degree of financial leverage, risks related to market acceptance and demand for our products, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in "Risk Factors." Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         On September 15, 2005 our common stock began being quoted on the OTCBB initial under the symbol IHLT. On December 27, 2005 in conjunction with the change of our corporate name our symbol was changed to TKAT. The reported high and low sales prices for the common stock as reported on the OTCBB are shown below for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

                                                      High           Low
Fiscal 2005

September 15, 2005 through September 30, 2005         $0.10          $0.06
October 1, 2005 through December 31, 2005             $0.12          $0.04

Fiscal 2006

January 1, 2006 through March 30, 2006                $0.10          $0.04
April 1, 2006 through June 30, 2006                   $0.105         $0.065
July 1, 2006 through September 30, 2006               $0.095         $0.04
October 1, 2006 through December 31, 2006             $0.094         $0.03

         On February 1, 2007, the last sale price of our common stock as reported on the OTCBB was $0.064. As of February 2, 2007, there were approximately 37 record owners of our common stock.

         DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock. Under Delaware law, our Board of Directors may not authorize payment of a dividend unless it is either paid out of surplus, as calculated in accordance with the Delaware General Corporation Law, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Given our current financial condition it is not likely we will declare dividends on our common stock in the foreseeable future. Even if we should have funds available to pay dividends in the future, we currently expect to retain future earnings, if any, to finance the growth and development of our business.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth securities authorized for issuance under equity compensation plans, including individual compensation arrangements, by us under our 2006 Equity Compensation Plan, which has not been approved by our stockholders, as well as any compensation plans which have been approved by our stockholders as of December 31, 2006.

                                                                     Number of
                                                                    securities
                                                                    remaining
                                      Number of                     available
                                      securities                    for
                                      to be                         future
                                      issued         Weighted       issuance
                                      upon           average        under
                                      exercise       exercise       equity
                                      of             price of       compensation
                                      outstanding    outstanding    plans
                                      options,       options,       (excluding
                                      warrants       warrants       securities
                                      and            and            reflected
                                      rights         rights         in column
                                      (a)            (b)            (a)) (c)
                                      -----------    -----------    ------------
Plan category
Plans approved by our stockholders:        0              n/a                 0
Plans not approved by stockholders:        0              n/a         8,000,000


                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected financial information has been derived from the consolidated financial statements that are included elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA:

                                                   NINE MONTHS ENDED              FISCAL YEAR ENDED
                                                     SEPTEMBER 30,                   DECEMBER 31,
                                             ----------------------------    ----------------------------
                                                 2006             2005           2005            2004
                                             ------------    ------------    ------------    ------------
                                                      (UNAUDITED)
Sales ....................................   $    225,751    $    108,434    $    130,815    $     72,019
Total operating expenses .................        561,441         366,861         481,541         247,780
Operating loss ...........................       (476,990)       (321,075)       (417,810)       (229,247)
Total other income (expenses), net .......        (14,302)         11,054           6,030         (19,358)
Net loss .................................   $   (491,292)   $   (310,021)   $   (411,780)   $   (248,605)
Basic and fully diluted net loss per share   $      (0.01)   $      (0.00)   $      (0.01)   $      (0.00)
Weighted average number of common shares
outstanding, basic and fully diluted .....     59,597,058      54,614,099      54,845,753      53,500,000

BALANCE SHEET DATA:

                                         SEPTEMBER 30, 2006    DECEMBER 31, 2005
                                         ------------------    -----------------
                                             (UNAUDITED)
Working capital (deficit) ............        $(353,204)           $(649,202)
Total current assets .................        $ 190,209            $ 130,623
Total assets .........................        $ 218,456            $ 164,792
Current liabilities ..................        $ 543,413            $ 779,825
Total liabilities ....................        $ 543,413            $ 779,825
Common stock subject to recission ....        $ 173,700            $ 173,700
Total stockholders' (deficit) ........        $(498,657)           $(788,733)

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 2006. The table should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

                                                              September 30, 2006
                                                              ------------------
                                                                  (unaudited)
Long-term liabilities .....................................       $         0

Common stock subject to recission offer, $0.0001 par value,
17,370,000 shares issued and outstanding ..................           173,700

Deferred compensation .....................................           (69,374)
Common stock, $0.0001 par value, 200,000,000
shares authorized, 62,219,999 issued and outstanding ......             6,222
Additional paid in capital ................................         1,221,091
Subscription receivable ...................................          (105,000)
Accumulated deficit .......................................        (1,551,596)
Total stockholders' (deficit) .............................          (498,657
                                                                  -----------

Total capitalization ......................................       $  (498,657)


                                 USE OF PROCEEDS

         We will not receive any proceeds upon the sale of shares by the selling security holders.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion and analysis should be read in conjunction with our financial statements and the accompanying notes appearing elsewhere in this prospectus.

OVERVIEW

         We market and distribute Teeka Tan(R) Suncare Products, a broad line of high quality, value-priced sun care products. We are also the distributor of the Safe Sea Jellyfish Sting Protective Lotion under an exclusive licensing agreement with its manufacturer. We sell these products directly to resorts, hotels and retailers with beach locations in south Florida, the Bahamas, Dominican Republic, Alabama, New Hampshire, Rhode Island, Connecticut, New York, South Carolina, Maine, Maryland and New Jersey. Our customers are primarily beach front stores and hotels with high volume tourist traffic.

         Formed in 2002, we are a relatively new company with no long history of operations on which an investor can evaluate our historical and future financial performance. During fiscal 2002 and fiscal 2003 our activities were primarily limited to development of our business plan, launching our TeekaTan product line, and development of our marketing model. We began to report revenues during the last part of fiscal 2003 from sales of our TeekaTan sun care products and exited development stage operations at the end of fiscal 2003. In February 2006 we entered into an agreement to distribute Safe Sea Jellyfish Sting Protective Lotion, which is marketed by its manufacturer as the worlds only patented lotion that helps prevent against the stinging of most Jellyfish, Man-o-war, Sea Lice, Sea Nettle and Fire Corals. Under the terms of the agreement we have the exclusive right to distribute Safe Sea in the retail consumer markets in the United States, the Caribbean and Mexico for a period of five years.

         The suncare industry is a highly competitive market which is dominated by household names such as Coppertone, Hawaiian Tropic and Banana Boat. While the emphasis of our business model has been on our marketing efforts and our initial barrier to entry in the market has been relatively low through our use of a third party manufacturer, in order to be successful we must steadily increase our brand awareness and market penetration. Between the beginning of fiscal 2003 and through the third quarter fiscal 2006 we have been successful in increasing the number of our customers we have begun to penetrate national chain stores with sales to a number of Walgreens locations in Florida and South Carolina.

         The principal features of our growth strategy include:

         o leverage our distributorship of Safe Sea Jellyfish Sting Protective Lotion product which we believe is a retailer "must carry." With that relationship we believe that we will be able to use our sun screen, tanning oil, after-sun and lip balm products as well as our merchandising and promotion materials to expand our role in the stores;

         o utilize our sales representative to enter into new markets and new retail outlets. The Teeka Tan SPF 30 1.5 oz. mini-bottles were developed specifically for convenience markets such as golf courses, pro shops, point of purchase displays and other impulse-type markets. We believe that having our representatives add this type of retail outlet to their list of prospective accounts it gives them increased opportunities for sales while maintaining a manageable service area;

         o attend marketing conferences that give us increased exposure to independent and corporate retailers throughout the country. During fiscal 2006 attended are the Surf Expo held in Orlando, Florida in January 2006 of this year and the ECRM- Sun Care conference held in Ft. Lauderdale, Florida in July of 2006. We believe that both conferences have given us nationwide sales and marketing exposure with a relatively small investment in time, money and human resources,

         o develop a distributor network in the marine, gift and consumer product industries as well as larger retail chains. Contacts in these networks have been established through research and the attendance of the aforementioned conferences, and will be invaluable when seeking to distribute our products nationwide and to foreign locations, and

         o continue the introduction of new products. We are currently testing a sunscreen formation which contains a shark repellent. We have hired SYVAX, Inc. DBA Shark Defense to assist us in the preparation and filing of a provisional patent application for the formula, as well as experimental design and technical support. We are seeking to develop additional unique products such as this product which we believe we can leverage to increase the distributorship of our core line of sunscreen products.

         In order to continue to grow our business and implement these marketing initiatives and to satisfy our current obligations we will need to raise additional working capital. As discussed elsewhere herein, there are no assurances we will be successful in raising capital as needed, or upon terms satisfactory to us. A lack of sufficient working capital will significantly hinder our abilities to continue to grow our revenues and report profitable operations in future periods.

GOING CONCERN

         We have generated minimal revenue since our inception in April 2002, and have incurred net losses of approximately $ 1.55 million since inception through September 30, 2006. As a result, our current operations are not an adequate source of cash to fund future operations. The report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2005 contains an explanatory paragraph regarding our ability to continue as a going concern based upon our net losses, working capital deficit, stockholders' deficit and cash used in operations. Our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and repay our liabilities when they become due and to generate profitable operations in the future. We plan to continue to provide for our capital requirements through the sale of equity securities and debt, however, we have no firm commitments from any third party to provide this financing and we cannot assure you we will be successful in raising working capital as needed. There are no assurances that we will have sufficient funds to execute our business plan, pay our obligations as they become due or generate positive operating results.

CRITICAL ACCOUNTING POLICIES

         We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis or Plan of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see the Notes to the December 31, 2005 Consolidated Financial Statements. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

         Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery. Revenue is recorded on a gross basis, since we are responsible for fulfillment, including the acceptability of the products and services ordered by the customer. In the event we place any merchandise on consignment, the related sales from such merchandise will be recorded when such merchandise is sold by the retailer.

Start-up Costs

         Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

Provision for Slow Moving and Obsolete Inventory

         We write down our inventory for estimated unmarketable inventory or obsolescence equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Accounts Receivable; Allowance for Doubtful Accounts

         We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2005, the Financial Accounting Standards Board issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS 154") . SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe that the adoption of SFAS 154 will have a material effect on our financial position, results of operations or cash flows.

         SFAS 155, "Accounting for Certain Hybrid Financial Instruments" and SFAS 156, "Accounting for Servicing of Financial Assets" were recently issued. SFAS 155 and 156 have no current applicability to us and have no effect on the financial statements.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2006 AS COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2005

                                         NINE MONTHS ENDED      INCREASE/   INCREASE/
                                           SEPTEMBER 30,        (DECREASE)  (DECREASE)
                                      ----------------------    $ 2006 VS   % 2006 VS
                                         2006         2005         2005        2005
                                      ---------    ---------    ----------  ----------
Sales .............................   $ 225,751    $ 108,434      117,317       108%
Gross profit ......................      84,451       45,786       38,665      84.4%

Operating expenses:
General and administrative expenses     290,438      240,458       49,980      20.8%
Salary expenses officers' .........     195,833      122,918       72,915      59.3%
Stock compensation ................      69,248            -       69,248       100%
Depreciation ......................       5,922        3,485        2,437      69.9%
                                      ---------    ---------
  Total operating expenses ........     561,441      366,861      194,580      53.0%

Net (loss) from operations ........    (476,990)    (321,075)     155,915      48.6%

Total other (income) and expenses .      14,302      (11,054)      25,356        NM
                                      ---------    ---------

                                      =========    =========    =========      =====
Net loss ..........................   $(491,292)   $(310,021)     181,271      58.5%
                                      =========    =========    =========      =====

NM = not meaningful

OTHER KEY INDICATORS:
                                                    NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                                    -----------------      % OF
                                                    2006         2005     CHANGE
                                                    ----         ----     ------

Cost of goods sold as a percentage of sales .....   62.6%       57.8%      +4.8%
Gross profit margin as a percentage of sales ....   37.4%       42.2%      -4.8%
Total operating expenses as a percentage of sales    249%        338%       -89%
G&A expenses, including officers' salaries, as a
  percentage of sales ...........................    215%        335%      -120%

SALES

         We reported sales of $225,751 for the nine months ended September 30, 2006, an increase of $117,317 or approximately 108% from the nine months ended September 30, 2005. During the nine months ended September 30, 2006 approximately 59% of our revenues were attributable to sales of our Teeka Tan line of suncare products and approximately 41% of our revenues were attributable to our distribution of the Safe Sea Jellyfish Sting Protective Lotion. The increase in our revenues for the nine months ended September 30, 2006 from the comparable period in fiscal 2005 reflects our continued efforts to establish new accounts in our target market areas as well as revenues from our distributorship of the Safe Sea product which began in early fiscal 2006. Our exclusive distribution of Safe Sea is key to our ability to continue to increase our revenues in future periods as it not only generates revenues for our company but it also provides a means to further increase the distribution of our proprietary products. Safe Sea's manufacturer, however, is located in Israel. While our current inventory level of the product is sufficient to meet our needs for the foreseeable future, any renewed conflict in the Middle East involving Israel could impact our ability to obtain replacement inventory which would have a material adverse affect on our sales in future periods. In addition, the third quarter of fiscal 2005 was adversely affected by the effect of a number of hurricanes which either made landfall in Florida or otherwise impacted areas in which our products are distributed. We did not experience any weather-related interruptions during the third quarter of fiscal 2006.

COST OF GOODS SOLD AND GROSS PROFIT

         Our costs of sales as a percentage of sales increased to approximately 62.6% for nine months ended September 30, 2006 as compared to approximately 57.8% for nine months ended September 30, 2005. As a result of the increase in our cost of sales as a percentage of sales our gross profit margin for nine months ended September 30, 2006 decreased approximately 4.8% to approximately 37.4% from approximately 42.2% for nine months ended September 30, 2005. The increases in cost of goods sold as a percentage of revenues and decreases in margins during the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 is the result of both increased packaging costs and the introduction of Safe Sea to our product line which carries a lower profit margin than our other products. During the nine months ended September 30, 2005 our packaging costs were reduced as a result of our wholesale purchase at a one-time reduced price of certain packaging components. We have substantially used those components and, accordingly, our costs of sales during the nine months ended September 30, 2006 reflects our normal packaging costs.

TOTAL OPERATING EXPENSES

         Our total operating expenses for nine months ended September 30, 2006 increased $194,580, or approximately 53%, from nine months ended September 30, 2005. Included in this increase was an increase in general and administrative expenses of $49,980, or approximately 21%, for nine months ended September 30, 2006 from nine months ended September 30, 2005. This increase in general and administrative expenses included licensing fees of approximately $42,000 related to the Safe Sea product for which we did not have a comparable expense in fiscal 2005. Other increases is general and administrative expenses included increases in salaries, compensation and related expenses and auto expense which is attributable to the addition of two sales persons in later part of fiscal 2005, as well as increases in professional fees related to our obligations as a public company and marketing, promotion and advertising expenses. These increases were offset by a decrease of approximately $8,886 in bad debt expense for which we did not have comparable a expense in fiscal 2006.

         During the nine months ended September 30, 2006 salary expense officers increased $72,915, or approximately 59%, from the nine months ended September 30, 2005 which reflects the increase in annual salaries paid to our executive officers under the terms of their employment agreements. As set forth below, we are presently accruing these amounts and our officers have agreed to defer payment of those amounts until such time as we have sufficient working capital to satisfy these obligations.

         During the nine months ended September 30, 2006 we recognized stock compensation expense of $69,248 which represents the fair value of stock options we granted to three employees under our 2006 Equity Compensation Plan. We did not have a comparable expense in the fiscal 2005 period. In April 2006 we granted these employees options to purchase an aggregate of 1,500,000 shares of our common stock with an exercise price of $0.07 per share. Following the granting of these options each of the employees exercised the option and tendered to us a demand promissory notes in the aggregate principal amount of $105,000 which bear interest at the rate of 5% per annum. The amount of these notes is reflected on our balance sheet at September 30, 2006 as a subscription receivable.

         During nine months ended September 30, 2006 depreciation expense also increased $2,437 from nine months ended September 30, 2005 which also includes the purchase of two additional vehicles for use by our sales personnel.

         We anticipate that our total operating expenses will continue to increase in future periods as our sales increase. Included in these anticipated increases are salaries and benefits for additional employees, increased marketing and advertising expenses and increased rental expense. We also anticipate that our professional fees will continue to increase as we seek to raise additional capital. We cannot, however, at this time predict the amount of any of these increases.

OTHER (INCOME) AND EXPENSES

         Other (income) and expenses for nine months ended September 30, 2006 represented interest expense of $15,496 as compared to interest expense of $17,264 for nine months ended September 30, 2005. In addition, other (income) and expenses for nine months ended September 30, 2005 included a one-time gain on recission interest of $28,318 which represents interest we had accrued during fiscal 2004 in connection with the rescission offer to our stockholders which was completed in March 2005. We did not have a comparable gain in the nine months ended September 30, 2006.

FISCAL YEAR ENDED DECEMBER 31, 2005 ("FISCAL 2005") AS COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2004 ("FISCAL 2004")

                                                FISCAL               INCREASE/        INCREASE/
                                        ----------------------       (DECREASE)       (DECREASE)
                                           2005         2004      $ 2005 VS 2004    % 2005 VS 2004
                                        ---------    ---------    --------------    --------------
Sales ...............................   $ 130,815    $  72,019      $  58,796            81.6%
Gross profit ........................      63,731       18,533         45,198             244%

Operating expenses:
  General and administrative expenses     302,697      128,402        174,295             136%
  Salary expenses officers' .........     172,918      118,750         54,168            45.6%
  Depreciation ......................       5,926          628          5,298             844%
                                        ---------    ---------      ---------
Total operating expenses ............     481,541      247,780        233,761            94.3%

                                        ---------    ---------      ---------            -----
Net (loss) from operations ..........    (417,810)    (229,247)       188,563            82.3%

Total other (income) and expenses ...      (6,030)      19,358        (25,388)              NM

                                        =========    =========      =========            =====
Net loss ............................   $(411,780)   $(248,605)     $ 163,175            65.6%
                                        =========    =========      =========            =====

NM = not meaningful

OTHER KEY INDICATORS:
                                                    FISCAL      FISCAL     % OF
                                                     2005        2004     CHANGE
                                                    ------      ------    ------
Cost of goods sold as a percentage of sales .....    51.3%       74.3%     -23%
Gross profit margin as a percentage of sales ....    48.7%       25.7%     +23%
Total operating expenses as a percentage of sales     368%        344%     +24%
G&A expenses, including officers' salaries, as a
  percentage of sales ...........................     364%        343%     +21%

SALES

         We reported sales of $130,815 for fiscal 2005, an increase of $58,796 or approximately 81.6% from fiscal 2004. In May 2005 we introduced our new line of after-sun care products including tan extender and skin replenisher and introduced new packaging for our tanning oils. The increase in our sales during the fiscal 2005 reflects the introduction of our full product line, our increased marketing efforts and the increase in retail locations selling our products.

         Our sales, however, for the third and fourth quarters of fiscal 2005 decreased from the comparable periods in fiscal 2004. During the third and fourth quarter of fiscal 2005 the Florida Keys were under voluntary or mandatory hurricane evacuation on four occasions and certain of our customer locations in the Florida Keys were damaged or destroyed by one or more of the hurricanes which passed over or made land-fall in the Florida Keys. Certain of our customers in other parts of Florida were also adversely impacted by storm related damage. The number of hurricanes which threatened or struck Florida during these quarters had an adverse impact on tourism as well. Finally, as a result of the infrastructure damage related to Hurricane Wilma in October 2005, while we did not sustain any damage to our principal offices, we were without power for nine days. While we cannot provide a firm estimate of the impact on our business during the fourth quarter of fiscal 2005 as a result of the storm related damage and lost tourism sales, we believe that these factors may have reduced our sales during the third and fourth quarters of fiscal 2005.

LIQUIDITY AND CAPITAL RESOURCES

         Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. Following is a comparison of are certain selected items from our balance sheet at September 30, 2006 (unaudited) and our balance sheet at December 31, 2005 which are included in our financial statements appearing elsewhere in this prospectus:

                                                                                  % OF CHANGE
                                  SEPTEMBER 30,   DECEMBER 31,    $ OF CHANGE    (+/-) 2006 V
                                       2006           2005       (2006 V 2005)       2005
                                  -------------   ------------   -------------   ------------
Working capital (deficit) .....     $(353,204)     $(649,202)       295,998         +45.6%
Cash ..........................     $   3,179      $  50,016        (46,837)        -93.6%
Accounts receivable, net ......     $  30,589      $   6,314         24,275          +385%
Prepaid licenses ..............     $  32,671      $       0         32,671           100%
Inventory .....................     $ 123,770      $  74,293         49,477         +66.6%
Total current assets, net .....     $ 190,209      $ 130,623         59,586         +45.6%
Total assets ..................     $ 218,456      $ 164,792         53,664         +32.6%
Accounts payable ..............     $  30,741      $  35,748         (5,007)        -14.0%
Accrued licenses ..............     $  75,000      $       0         75,000          +100%
Accrued interest ..............     $  41,839      $  28,251         13,588          48.1%
Accrued payroll ...............     $ 195,833      $ 485,826       (289,993)        -59.7%
Note payable ..................     $ 200,000      $ 200,000              0            n/a
Notes payable - related parties     $       0      $  30,000        (30,000)         -100%
Total current liabilities .....     $ 543,413      $ 779,825       (236,412)        -30.3%
Total liabilities .............     $ 543,413      $ 779,825       (236,412)        -30.3%

         We have experienced losses and negative cash flows from operations since inception and the report of our independent registered public accounting firm on our financial statements for fiscal 2005 contains an explanatory paragraph regarding our ability to continue as a going concern. At September 30, 2006, we had a working capital deficiency of $353,204 as compared to a working capital deficiency of $649,202 at December 31, 2005. This change in working capital deficiency is primarily attributable to an increase of $53,664 in current assets at September 30, 2006 from December 31, 2005, as well as a decrease in our current liabilities of $236,412 at September 30, 2006 from December 30, 2005.

         At September 30, 2006 we had cash on hand of $3,179 as compared to $50,016 at December 31, 2005. Subsequent to September 30, 2006 members of our management have advanced us an aggregate of $9,000 for working capital under demand promissory notes which bear interest at 4% per annum.

         The increase in our current assets at September 30, 2006 from December 31, 2005 included an increase of $24,275 in our accounts receivable, net of allowance of $20,961 for doubtful accounts. At December 31, 2005 we had an allowance for doubtful accounts of $15,486. The increase in accounts receivable reflects our increased sales. We increased our allowance for doubtful accounts as a result of the increase in the over 90 day accounts receivable due our company. During the balance of fiscal 2006 we are increasing our collection efforts.

         At September 30, 2006 we had inventory of $123,770, an increase of $49,477 or approximately 67%, from December 31, 2005. Approximately 48% of our inventory at September 30, 2006 is related to our Teeka Tan line of sun care products and the remaining approximately 52% is related to the Safe Sea Jellyfish Sting Protective Lotion, as compared to 100% and 0%, respectively, at December 31, 2005.

         Our current liabilities at September 30, 2006 decreased $236,412, or approximately 30%, from December 31, 2005. This decrease from period to period includes decreases in accounts payable, accrued payroll and notes payable - related parties, which were offset by increases in accrued licenses and accrued interest.

         In March 2006, we entered into an agreement with Nidaria Technology Ltd. which gives us the exclusive distribution rights for Nidaria's Safe Sea sun care products in the United States, Mexico and the Caribbean for a period of five years. Pursuant to the agreement, we agreed to pay an annual licensing fee of $75,000 and committed to a five year marketing budget expenditure of at least $1 million. At September 30, 2006 our balance sheet reflects an accrued liability of $75,000 which represents the initial year licensing fee which was to have been paid in March 2006 which is currently outstanding. The corresponding asset at September 30, 2006 of $32,671 represents the unamortized portion of this first year licensing fee.

         At September 30, 2006 we have an outstanding note payable in the principal amount of $200,000 which is due August 26, 2007 together with accrued interest on this note of $41,839. The principal and accrued interest are convertible at the option of the holder into shares of our common stock at a conversion price of $0.075 per share.

         Our balance sheet at September 30, 2006 reflects changes in liabilities from December 31, 2005 which are related party transactions, including:

         o A decrease of $289,993 in accrued payroll. At September 30, 2006 we have accrued payroll due our senior management of $195,833 as compared to $485,826 at December 31, 2006. In April Messrs. Brian S. John, Richard A. Miller and Frank V. Benedetto, Jr., our executive officers and directors, entered into agreements to forgive an aggregate of $485,826 of accrued but unpaid compensation payable to them under the terms of employment agreements between the Company and each of the individuals. Such amounts have been recorded as a capital contribution as of September 30, 2006. The amount of liability at September 30, 2006 reflects accrued compensation during fiscal 2006. Our senior management has elected to defer the payment of these accrued salaries until such time as we have sufficient working capital to satisfy these obligations. At our present level of operations we will not have sufficient funds to begin paying these salaries on a current basis in the foreseeable future; and

         o A decrease of $30,000 in notes payable - related parties. In December 2005 our three executive officers and one of our employees lent us an aggregate of $30,000 for general working capital. In June 2006 the lenders elected to forgive a total of $1,908 of accrued interest on their notes payables and to be repaid only the principal note balances of $30,000. In July 2006 the principal amount of the notes were repaid.

         During nine months ended September 30, 2006, our cash balance decreased $46,837. This decrease consisted of $232,837 used in operating activities offset by $186,000 provided by financing activities.

         Cash flows used in operating activities for nine months ended September 30, 2005 decreased slightly to $232,837 as compared to $252,706 for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, we used cash provided by operations to fund our net loss of $491,292, together with increases in accounts receivable of $29,751, inventory of $49,477, accrued interest of $15,019and accrued payroll of $195,833. These increases were offset by an add back of non-cash items of $131,838 and a decrease in accounts payable and accrued expenses of $5,007. For the nine months ended September 30, 2005, we used cash provided by operations to fund our net loss of $310,021, together with increases in accounts receivable of $16,680, inventory of $44,649 and accrued payroll of $122,919. These increases were offset by a decrease in deposits of $729 together with an add back of non-cash items of $16,483 and a decrease in accounts payable and accrued expenses of $21,487.

         Cash flows used in investing activities were $0 for the nine months ended September 30, 2006 as compared to $37,482 for the nine months ended September 30, 2005. We purchased certain fixed assets in the fiscal 2005 period and did not have comparable purchases in the fiscal 2006 period.

         Cash flows from financing activities increased $43,500 during nine months ended September 30, 2006 from the comparable period in fiscal 2005. This increase is primarily attributable to proceeds from the sale of our securities during the fiscal 2006 period, net of repayment of notes payable related parties of $30,000. During the nine months ended September 30, 2006 we received $216,000 from the issuance of securities as compared to $150,000 during the nine months ended September 30, 2005.

         The report of our independent registered public accounting firm on our consolidated financial statements as of December 31, 2005 contains an explanatory paragraph expressing uncertainty with respect to our ability to continue as a going concern. We are not generating significant revenues to fund operations, and had an accumulated deficit of $1,551,596 at September 30, 2006. While we do not presently have any commitments for capital expenditures, in March 2006, we entered into an agreement with Nidaria Technology Ltd. which granted us exclusive distribution rights for Nidaria's Safe Sea Jellyfish Sting Protective Lotion in the consumer retail markets in the United States, Mexico and Caribbean for a period of five years. Under the terms of the agreement, we are required to satisfy minimum purchase requirements over the five-year term and we are obligated to provide a license fee of between $50,000 and $75,000 per year in order to maintain exclusivity. In addition, we committed to a marketing budget of at lease $1 million for the five year the term of the agreement. At September 30, 2006 we owe $75,000 under the licensing agreement for the initial year licensing fee, and an additional $75,000 will become due an payable in March 2007. In addition to our obligations under this licensing agreement, we have a $200,000 principal amount outstanding under a debenture due in August 2007. At present we do not have sufficient funds to satisfy these obligations.

         If we are unable to either pay the licensing fees to Nidaria Technology Ltd. as they become due or fulfill our obligations regarding the marketing budget, Nidaria Technology Ltd. could terminate our license agreement. As sales of the Safe Sea product represented approximately 41% of our revenues for the nine months ended September 30, 2006, any disruption in the supply of this product could have a material adverse impact on our results of operations in future periods.

         If we are to fully implement our business plan, we anticipate that our use of cash will be substantial for the foreseeable future, and will exceed our cash flow from operations during the next 12 months and thereafter, absent a significant increase in sales. To fully implement our business plan, over the next 12 months we anticipate that we will require additional working capital for increasing our inventory of existing and new products, for salaries and wages, and for increased marketing and advertising. Unless sales significantly increase over the next 12 months, we will not have significant working capital to satisfy our obligations, hire additional employees, increase our levels of inventory, market our products or otherwise pursue our business plan.

         It is our intent to seek additional capital in the private and/or public equity markets during fiscal 2007 to continue to implement our plan of operation. We do not have any commitments from any holders of our outstanding warrants to exercise the warrants, and we cannot assure you that they will ever be exercised. In addition, we have no commitments from any third parties to provide additional equity or debt funding to us, and we cannot guarantee you that we will be successful in locating such additional funding.

         If we raise additional working capital through the issuance of equity securities, existing stockholders will in all likelihood experience significant dilution. If we raise additional working capital through the issuance of debt, our interest expense will increase and adversely affect our ability to report profitable operations in future periods. Further, we may not be able to obtain additional financing when needed or on terms favorable to us. Because we have no commitment for additional capital, we cannot guarantee you that we will be successful in raising such additional funds as we may need to fund our operations until such time, if ever, as we generate sufficient revenues to fund our working capital needs. If we are unable to raise sufficient working capital when and as needed, we would be unable to fully implement our business model and we could be required to cease operations.

RECENT CAPITAL RAISING TRANSACTION

         Between March 2006 and June 2006 we sold an aggregate of 3,500,000 shares of our common stock at a purchase price of $0.05 per share to nine accredited investors in private transactions exempt from registration under the Securities Act of 1933 in reliance on the exemption provided by Section 4(2) of that act. We received proceeds of $175,000 in these transactions and did not pay a commission on the sales. The funds were used for general working capital.

                                  OUR BUSINESS

         We market and distribute Teeka Tan(R) Suncare Products, a broad line of high quality, value-priced sun care products. We are also the distributor of the line of Safe Sea Sunscreen with Jellyfish Sting Protective Lotion under an exclusive licensing agreement with its manufacturer. We sell these products directly to resorts, hotels and retailers with beach locations in south Florida, Bermuda, the Bahamas, Dominican Republic, Illinois, Michigan, Alabama, New Hampshire, Rhode Island, Connecticut, New York, South Carolina, Maine, Maryland and New Jersey. Our customers are primarily beach front stores and hotels with high volume tourist traffic.

THE SUN CARE INDUSTRY

         Both the United States and Western Europe have the most mature markets in global sun care products, valued at $4.3 billion in 2003. According to Euromonitor, in the $1.09 billion U.S. sun care product market in 2004, sun protection was the largest category, holding more than three-fourths of the market (75.4% dollar share), with sales reaching $823.3 million, followed by self-tanning ($244.0 million, 22.35%) and after sun ($24.3 million, 2.23%). In Western Europe, however, the after sun segment appeared to be more important than in the United States, representing as $268.7 million sales or approximately 12.92% of the Western Europe sun care market. This segment is behind the sun protection sector ($1,616.6 million, 77.74% dollar share), but ahead of the self-tanning ($194.1 million, 9.33% dollar share).

         While somewhat seasonal with approximately 80% of sun care product sales occuring between mid April through just after Labor Day, some sun care product sales occur year-round. Snowbirds and spring-breakers are buying sun care in the off-season months at an increasing rate and drug stores are the primary trade class reaping the rewards of this trend.

         Sun protection products are expected to experience continuous steady growth as consumers seek to protect themselves from the harmful effects of excessive exposure to the sun. Consumers' desire to prevent the signs of aging, along with the baby boomers' interest in overall body care, will lead to an increase in sales. Sales will also benefit from manufacturers' efforts to educate more consumers about the need to wear sunscreen. However, sun protection is likely to experience consumer confusion as manufacturers adjust to new FDA regulations regarding sunscreens. The FDA's Sunscreen Monograph finalized in 1999 proposes a limit to claims of SPF30+ for SPF values above 30. Additionally, unsupported terms such as "sunblock," "waterproof" and "all-day protection" will no longer be able to be used on labels or in claims. We no longer use any of these terms in our marketing materials.

OUR TEEKA TAN(R) PRODUCT LINE

         Our Teeka Tan(R) product line consists of:

         o Suntan and Sunscreen products:

                  o Our tanning oils include Dark Tanning Oil SPF 6 and Dark Tanning Oil with Carrot Oil (no sunscreen). The products contain aloe vera, , Vitamins E, A and D and carrot oil and are designed to produce deep, dark and long-lasting tans. The products are package in 8 oz. sizes with a suggested retail price of $7.99,

                  o Our tanning lotions including our Dark Tanning Lotion SPF 4, Dark Tanning Lotion SPF 8 and Moisturizing Sunscreen Lotion SPF 15. These products contain aloe and Vitamin E and are designed to offer long lasting, water resistant, broad spectrum UVA and UVB protection. The lotions are packaged in 4 oz. sizes with a suggested retail price of $6.99,

                  o Our sunscreens including our Sport 30 Sunscreen Lotion SPF 30 and Moisturizing Sunscreen Lotion SPF 45. These gentle lotions are formulated with advanced sunscreen ingredients and provide long lasting, water resistant, broad spectrum UVA and UVB protection. The sunscreens are packaged in 4 oz. sizes with a suggested retail price of $7.99, and

                  o Our Kids Sunscreen Lotion SPF 45. This hypoallergenic product for children offers long lasting, water resistant, broad spectrum UVA and UVB protection. The 4 oz. package has a suggested retail price of $7.99.

         o After sun products:

                  o Our Aloe Vera Cooling Gel soothes, cools and moisturizes skin which has been exposed to the sun while helping to prevent peeling. The gel is packaged in a 6 oz. size with a suggested retail price of $6.99,

                  o Our After Sun Tan Extender Moisturizing Lotion is formulated with cocoa butter, aloe, Vitamin E and other natural skin conditioners to soothe, moisturize and replenish the skin. The light, non-greasy lotion helps nourish and soften the skin to prevent peeling and contains antioxidants which help repair and moisturize sun damaged skin. The product is packaged in an upscale, cosmetic-type container and the 8 oz. size has a suggested retail price of $8.99., and

                  o Our After Sun Skin Replenisher contains carrot oil, cocoa butter, collagen and silk amino acids and is designed to be used regularly as a daily moisturizer. The product is packaged in an upscale, cosmetic type container and the 8 oz. size has a suggested retail price of $8.99.

         o Lip Balm SPF 30. This product which provides UVA and UVB protection moisturizes and helps protect lips and other delicate areas from over exposure to the sun. The product contains vitamins A, B, C and E, is hypoallergenic and water resistant. The 1 oz. tube has a suggested retail price of $2.99.

         All of our products, which have a unique fragrance and are PABA-free and contain no mineral oil, are packaged in brightly colored, attractive functional packaging designed to create an exciting brand image.

SAFE SEA SUNSCREEN WITH JELLYFISH STING PROTECTIVE LOTION

         In March 2006 we entered into an agreement to distribute the Safe Sea line of sun care products. We believe the distribution agreement gives us an opportunity to cross-market our Teeka Tan(R) product line and Safe Sea product line through new and existing distribution channels. The line of Safe Sea Sunscreen with Jellyfish Sting Protective Lotion includes:

         o  Safe Sea with 30+SPF sunscreen,
         o  Safe Sea with 50 SPF sunscreen,
         o  Safe Sea with 30 SPF sunscreen,
         o  Safe Sea lotion with 15 SPF, and
         o  Safe Sea sting lotion without sunscreen.

         The Safe Sea line was designed to protect against most marine stingers, including jellyfish, sea lice and fire coral, by chemically deactivating the stinging mechanisms of these marine creatures. The Safe Sea product line contains a patented mix of chemicals that mimics the protective coating of the clown fish. Clown fish use jellyfish tentacles as shelter and are immune to its sting.

         Under the terms of the five year agreement we have the exclusive rights to distribute the products in retail consumer markets in the U.S., Mexico and the Caribbean. We have agreed to make certain minimum annual purchases and we have agreed to pay a licensing fee of $75,000 per year for the first two years of the agreement, and thereafter a licensing fee of $50,000 per year. As additional consideration for the agreement, we issued Nidaria Technology Ltd. a five year warrant to purchase 1,000,000 shares of our common stock at an exercise price of $0.05 per share. We have also agreed to a five year marketing budget of at least $1 million, which shall be used for advertising and promotion, product sampling, product and package development, sales and collateral materials, rebates, web site development and hosting fees and similar expenses designed to promote the Safe Sea product line. We have agreed to purchase minimum amounts of products over the next five years of:

         First year        $ 52,500
         Second year       $ 87,500
         Third year        $105,000
         Fourth year       $166,250
         Fifth year        $218,750

         The agreement may be terminated if we fail to meet the minimum purchase requirements, or if we fail to pay the licensing fee or make the minimum marketing budget expenditure, together with other customary cancellation provisions. We have not yet paid the first year licensing fee which was due in March 2006.

NEW PRODUCT DEVELOPMENT

         We believe that the development of unique suncare products will provide us a means to both increase our sales and leverage to the distributorship of our core line of sunscreen products. In May 2006 we engaged Shark Defense, a research group which is focused on the identification and production of shark-repelling semiochemicals, in connection with our development of a sunscreen product containing a shark repellent. Semiochemicals are chemical messengers or "clues" sharks may use to orient, survive and reproduce in their specific environments. Certain semiochemicals have the ability to trigger a flight reaction in sharks, but these trace chemicals present unique difficulties for isolation and detection. Under the initial research agreement we paid Shark Defense LLC $6,000 experiment on the efficacy of a sunscreen formulation containing a chemical shark repellent. Phase 1 of the experiment represented a study of encroachments and interactions by juvenile lemon sharks with submerged latex models of human legs and feet. Lemon sharks were chosen as the species is abundant in the eastern Caribbean and is considered aggressive toward humans. Phase 1 results demonstrated a reduction in the number of investigatory bites on the latex models when the sunscreen-shark repellent formulation was utilized.

         Following the conclusion of the first phase of the research project, in July 2006 we have hired Shark Defense to assist us in the preparation and filing of a provisional patent application for the formula, as well as experimental design and technical support. Under the terms of this agreement we issued Shark Defense 500,000 shares of our common stock, valued at $30,000. Phase 2 of the experiment used more stringent conditions and its primary objective was to identify the most appropriate repellent-sunscreen mixture for commercial application. The results of the Phase 2 experiment showed a strong trend toward shark preference for control (untreated) baits over baits treated with the repellent-sunscreen mixture. Phase 2, however, provided evidence that the repellency period only lasts for 10 to 20 minutes under the present formulation and that the formulation must be improved to accommodate the additional water-soluble shark repellent compounds. The information gained from the Phase 2 experiment, while promising and appears to support the initial hypotheses that there is a significant difference in the feeding activity between the control bait and the treated bait, requires validation by further experimentation to gain the statistical confidence necessary for commercial application.

         As this project is in its early stages, we are unable to predict at this time when we might introduce a sunscreen product with a shark repellent, if at all.

MARKETING AND DISTRIBUTION

         Mass marketed personal care products such as suncare products generally rely on image building and massive marketing campaigns to sell products. These products contain simple chemical ingredients and are then marketed in elaborate packaging which usually costs more than the ingredients of the product. As the products of most of our competitors contains similar ingredients as our products, our marketing strategies are directed at the smaller, specialty retailers. We believe that research shows consumer brand loyalty is over 50% for major suncare brands, but when consumers travel that number is reduced to approximately 25%. A key focus of our marketing strategy is our belief that vacationers and other potential customers may be drawn to our products as alternatives to other better known brands as a way to add a unique, "local" aspect to their vacation.

         Our customers are primarily beach front stores and hotels with high volume tourist traffic. At present, our products are sold in excess of 200 locations, including approximately 28 Walgreen's locations in Florida, which includes 14 locations which we sell on a seasonal basis. Approximately 75% of our sales in fiscal 2005 occurred in Florida. We currently distribute our products to five of the six major tourist areas in Florida, including the Florida Keys, South Florida, Central Florida, West Coast and the Daytona region. In 2006 we expanded distribution into the Panama City/ Destin area of the Florida Panhandle. The Florida Keys has long been a major part of our branding and expansion strategy . In the Florida Keys, we believe that we enjoy considerable brand recognition and a key component of our success to date has been our product sales in resort locations throughout the Keys.

         In fiscal 2005 we generated 25% of our revenue outside of Florida. The largest areas of distribution included distributor accounts in the Dominican Republic, Bermuda and the Bahamas. We also ship product to retailers in Illinois, Michigan, Alabama, New Hampshire, Rhode Island, Connecticut, New York, New Jersey, Maryland and North Carolina. At a national suncare show in July 2005 we signed an agreement with a large distributor in the Northeast U.S. that maintains relationships with approximately 10,000 stores in 45 states. We recently began receiving orders from them which we believe will help us accelerate our expansion into the Northeastern U.S. marketplace.

         It is generally accepted strategy in the retail industry that to generate impulse purchases, retailers create dynamic product positions and placements away from the product's traditional category location. This strategy is applied to certain suncare products such as sunscreen, which is an impulse purchase, as opposed to after sun and burn relief and sunless and indoor products, which are planned purchases. We have applied this product positioning strategy throughout Walgreen's Drug Stores. Approaching store managers whose planograms are full and suggesting alternative placement of secondary displays such as Teeka Tan(R) After Sun near the pharmacy or our tanning products in the bathing suit isle has led to incremental sales and invitations to the main suncare set.

         We sell market products primarily through our direct sales team of three-full time sales persons. Our sales representatives, all of whom have extensive outside sales experience, are responsible for both opening new accounts and servicing existing accounts in their respective territories. Our sales representatives drive Chrysler PT Cruisers which have been customized with special tropical-themed graphics covering the entire vehicle and bearing our name, logo and a representative product picture. We believe these distinctive, eye-catching vehicles augment our efforts to establish our brand. Our sales and marketing is supported by our website, www.teekatan.com, from which we have made a limited number of sales. Our website also provides educational information regarding sun care products.

         We have developed a line of merchandising materials to be used for giveaways, displays and promotions. For giveaways we developed tank tops, t-shirts, visors and sample size bottles of products. We also offer six different merchant display options ranging in size from a cardboard countertop unit that carries 30 items and has a wholesale cost of $70 to a custom-wooden floor display that has more than 350 items and a wholesale cost of over $1,000. Each display is provided to the retailer with the purchase of product, but remains our property. Promotional pieces we currently use include banners for display in stores and recreational areas and stickers that can be applied on retail doors, packages and marketing materials.

         In August 2005 we made our first appearance as a vendor at one of our industry's most important trade shows, the EPPS Sun Care Event in Fort Lauderdale, Florida. This trade show provided us an opportunity to introduce our products to larger retailers and retail chains from across the U.S. as well as internationally. In January 2006 we also attended Surf Expo held in Orlando, Florida, a trade show for specialty retailers which draws attendees from across the U.S., the Caribbean as well as internationally. In July 2006 we attended the ECRM- Sun Care conference held in Ft. Lauderdale, Florida. which focused on the presentation and review of new products, marketing initiatives and promotional opportunities in the suncare industry.

CUSTOMERS

         No single customer accounted for over 10% of our sales in fiscal 2005. We grant credit to our customers at the time of sale. Our payment terms are generally net 30. We record sales at the time the product is shipped.

         Our practice is not to accept returned goods unless authorized by our senior management. An exception to this policy are end of season returns which is in accordance with industry practices. We permit certain customers, including Walgreens, to return unsold products at the end of the sun care season, generally immediately prior to Thanksgiving. At the time of the return we both issue a credit memo to the customers account for the original sales price of returned products. For fiscal 2005 the total amount of return goods we accepted from our customers was $7,000.

SEASONALITY

         Sales of sun care products tend to be seasonal in nature, with a disproportionate percentage of sun care product purchases occurring in the second and third quarters. The pattern of weather's influence on sales of sun care products can also result in either a yearly increase or decrease in sales, depending upon the weather. This sales and weather seasonality may affect our operating results from quarter to quarter and year to year. Seasonality in our business makes it more difficult to prepare period to period comparisons for our business. In addition, our operations and a majority of our customers are located in Florida or other hurricane-prone areas. Because of these geographical concentrations we are particularly susceptible to the risk of damage to, or total destruction of, our headquarters and surrounding transportation infrastructure caused by a hurricane as well as decreases in sales relating to weather related events.

MANUFACTURING

         Our products are manufactured by a contract manufacturer of sun care products which affixes our labels and ships the product to us for distribution. We do not have any written contracts with the contract manufacturer, instead we rely on purchase orders. By this approach, we purchase on an as needed basis and do not have any minimum purchase requirements, but our contract manufacturer is free to increase its prices at any time. Inasmuch as there are other manufacturers who would be appropriate suppliers, we do not believe the absence of a contract poses any material risk.

         All our products are developed and tested by our manufacturer; we do not have an independent program of research or product development.

COMPETITION

         We operate in a very competitive industry which is dominated by a limited number of companies and dominated by brands such as Coppertone, Banana Boat, Hawaiian Tropic, Neutrogena, and Australian Gold. These dominant brands are owned by companies which are significantly larger and better capitalized than our company. While our initial barrier to entry in the market has been relatively low through our use of a third party manufacturer, in order to be successful we must steadily increase our brand awareness and market penetration. As a result of the small size of our company and limited marketing budget, there are no assurances we will be successful in competing in our market segment or in developing any brand recognition or loyalty.

INTELLECTUAL PROPERTY

         To protect our rights to intellectual property, we rely on a combination of trademark, copyright law, trade secret protection, confidentiality agreements, and other contractual arrangements with our employees, suppliers, and others. We have secured a federal registration of our TeekaTan trademark.

         These steps may not be adequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective trademark, copyright and trade secret protection may not be available in every country in which we may offer our products. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, results of operations, and financial condition.

         Although we do not believe any of our products or trademarks infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. Such claims, even if not meritorious, could have an adverse impact on our operations and financial condition.

GOVERNMENT REGULATION

         The U.S. Food and Drug Administration ("FDA") regulates the ingredients which may be used in suntan lotions, their combination, and their concentration, for both safety and effectiveness. The FDA also sets standards for rating sunscreens' effectiveness in blocking UV rays.

         All sunscreens are required to have an "SPF" or sun protection factor number on the label. A higher SPF means it protects longer. Products with an SPF of 2 to 11 are deemed to provide minimal sun protection; products with an SPF of 12 to 30 are deemed to be moderate sun protection products, and those with SPF values of 30 or above are deemed to be high sun protection products. The SPF value is determined by testing on 20 to 25 live humans, using a solar simulator. In addition to the SPF value, labeling must identify active and other ingredients, indications for use, certain warnings, for example exposure to eyes, directions for use, and specific information if it is claimed to be "water resistant". FDA regulations prescribe both the information to be presented and the format for such presentation.

         The manufacture and labeling of our products are subject to compliance with certain FDA regulations, including that ingredients must consist of approved substances, the products must be produced in FDA approved facilities, and the TeekaTan labels must be filed with the FDA. We have been advised by our contract manufacturer that the effective ingredients in our products produced by them have been approved by the FDA for use in sun tan lotions, and our contract manufacturer's facility has been approved by the FDA. In addition, our contract manufacturer has advised us that the labels which are applied to all our bottles and tubes supplied by it have been filed with the FDA under the contract manufacturer's name and that all labels meet FDA regulations.

EMPLOYEES

         As of December 31, 2006, we have five employees, including our executive officers, Brian John, Richard Miller and Frank Benedetto. Three of our employees are full time, including Mr. Miller and our two sales representatives, and three of our employees, including Messrs. John and Benedetto, are part-time

OUR PRINCIPAL OFFICES

         At the present time, we utilize the 2,500 square feet of office space leased from a third party by Mirador Consulting, Inc., an affiliate of Messrs. John and Miller. We pay $1,000 per month for the use of such space on a month-to-month basis under an oral agreement. We believe this space is sufficient to meet our current needs.

LEGAL PROCEEDINGS

         There are no material legal proceedings pending against us, and none of our officers or directors is a party to any legal proceeding in which he has an interest adverse to us.

OUR HISTORY

         We were organized under the laws of Delaware in April 2002 initially under the name IHealth, Inc. In February 2003 we formed our wholly-owned subsidiary Teeka Tan, Inc., a Florida corporation. During fiscal 2002 and fiscal 2003 our activities were primarily limited to development of our business plan, launching our TeekaTan product line, and development of our marketing model. We began to report revenues during the last part of fiscal 2003 from sales of our TeekaTan sun care products. In December 2005 we changed our name to Teeka Tan Products, Inc. to better align our corporate image with our business operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         NAME                         AGE      POSITIONS

         Brian S. John                38       President, CEO and director

         Richard A. Miller            39       Vice-President, Chief Operating
                                               Officer and director

         Frank V. Benedetto, Jr.      35       Secretary, treasurer and director

         Brian S. John. Mr. John has been an officer and director of our company since our inception. He is also president of Mirador Consulting, Inc., a corporate consulting firm in Boca Raton, Florida, which he founded in 2001. From May 2001 to March 2002, he served as vice president and director of Disease Sciences, Inc. From December 2000 to May 2001, he was self employed as an independent business consultant. From March 1998 until December 2000, Mr. John was sales manager for International Internet, working particularly for its CigarCigar.com / StogiesOnline.com division. From December 1996 until March 1998, he was a stockbroker with various brokerage firms, most recently registered as a representative at GKN Securities, where he held both a Series 7 and a Series 63 license. From May 1991 until April 1996, Mr. John served as northeast area sales director for Dine-A-Mate, Inc., an entertainment and dining guide that was later acquired by CUC International. Mr. John studied Liberal Arts at Kutztown State University, Kutztown, Pennsylvania, from 1986 until 1991.

         Richard A. Miller. Mr. Miller has served as Vice President, Chief Operating Officer and a director of our company since April 2002. He also serves as corporate secretary of Mirador Consulting, Inc., which he joined in March 2002. From February 2000 to March 2002, Mr. Miller served as a consultant to Pacific Continental Securities, a securities brokerage firm in New York City, helping to train brokers and serve and maintain investment banking clients, and as a consultant to Dayton Scott, a corporate consulting firm, from 1999 to 2000. In 1998, he was a recruiting manager for Robert Half International in New York City; and from 1997 to 1998, he was a registered representative for VTR Capital in New York. In December 2001 Mr. Miller filed a Petition for Chapter 7 bankruptcy protection in the United States District Court for the Eastern District of New York and he received a discharge of debtor in June 2002. Mr. Miller received a B.S. in Marketing from the State University of New York at Oswego in 1990.

         Frank V. Benedetto Jr. Mr. Benedetto has been Secretary, Treasurer and a Director of our company since April 2002. Mr. Benedetto also works with Mirador Consulting, an affiliate of Messrs. John and Miller. From September 2001 to April 2002, he was employed by Disease Sciences, Inc. a biotech research company in Boca Raton, Florida. From April 2001 to September 2001 Mr. Benedetto was a registered representative with National Securities, a securities brokerage firm in Fort Lauderdale, Florida, and from September 2000 to April 2001, he was a registered representative with First Liberty Securities in Fort Lauderdale, Florida. From 1999 to 2000, he was a registered representative with Joseph Charles, a securities brokerage firm in Boca Raton, Florida. From 1996, he served as president of Skyline Limousine, which he sold in 1997. Mr. Benedetto graduated from Lynn University in Boca Raton in 1994 with a BS in behavioral sciences.

         Our officers are elected annually at the first board of directors meeting following the annual meeting of stockholders, and hold office until their respective successors are duly elected and qualified, unless sooner displaced. There are no family relationship between any of the executive officers and directors.

DIRECTOR INDEPENDENCE, COMMITTEES OF THE BOARD OF DIRECTORS

         None of the members of our Board of Directors are "independent" within the meaning of Marketplace Rule 4200 of the National Association of Securities Dealers, Inc. Our Board of Directors has not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, any committee performing a similar function. The functions of those committees are being undertaken by the entire board as a whole. Because we do not have any independent directors, our Board of Directors believes that the establishment of committees of the Board would not provide any benefits to our company and could be considered more form than substance.

         We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

         None of our directors is an "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-B. In general, an "audit committee financial expert" is an individual member of the audit committee or Board of Directors who:

         o understands generally accepted accounting principles and financial statements,
         o is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,
         o has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,
         o  understands internal controls over financial reporting, and
         o  understands audit committee functions.

         Our Board of Directors is comprised of individuals who were integral to our formation and who are involved in our day to day operations. While we would prefer that one or more of our directors be an audit committee financial expert, none of these individuals who have been key to our development have professional backgrounds in finance or accounting. As with most small, early stage companies until such time our company further develops its business, achieves a stronger revenue base and has sufficient working capital to purchase directors and officers insurance, we do not have any immediate prospects to attract independent directors. When we are able to expand our Board of Directors to include one or more independent directors, we intend to establish an Audit Committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include "independent" directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

CODE OF ETHICS AND BUSINESS CONDUCT

         In February 2006 we adopted a Code of Ethics and Business Conduct which is applicable to our employees and which also includes a Code of Ethics for our CEO and principal financial officers and persons performing similar functions. A code of ethics is a written standard designed to deter wrongdoing and to promote

         o  honest and ethical conduct,
         o full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,
         o  compliance with applicable laws, rules and regulations,
         o  the prompt reporting violation of the code, and
         o  accountability for adherence to the code.

         A copy of our Code of Business Conduct and Ethics has been filed with the Securities and Exchange Commission as an exhibit to our annual report. We will provide a copy, without charge, to any person desiring a copy of the Code of Business Conduct and Ethics, by written request to us at 5499 North Federal Highway, Suite D, Boca Raton, Florida 33487, Attention: Corporate Secretary.

2006 EQUITY COMPENSATION PLAN

         In April 2006 our Board of Directors adopted our 2006 Equity Compensation Plan ("2006 Equity Plan"). The purpose of the plan is to provide us with flexibility and to conserve our cash resources in compensating certain of our sales, administrative and professional employees and consultants. We have reserved a total of 10,000,000 shares of our common stock for issuance under the plan. As of December 31, 2006 we have granted options to purchase an aggregate of 2,000,000 shares of our common stock at an exercise prices ranging from $0.05 to $0.07 per share to four of our employees. Of these grants, options to purchase all 2,000,000 shares of our common stock have been exercised. Each of the employees issued us a demand promissory note bearing interest at 4% per annum as payment of the exercise price of the options. At December 31, 2006 we have 8,000,000 shares which remain available under the 2006 Equity Plan.

         The issuance of shares under the plan is restricted to persons who are closely-related to us and who provide services in connection with the sales and marketing of our products or otherwise in connection with our business. Shares must be issued only for bona fide services. Shares may be awarded under the plan pursuant to individually negotiated compensation contracts as determined and/or approved by the board of directors or compensation committee. The eligible participants include directors, officers, employees and non-employee consultants and advisors. We anticipate that a substantial portion of the shares to be issued under the plan will be issued as compensation to our employees and consultants and advisors who provide services in the sales, marketing and promotion of our products.

         Our plan is administered by our Board of Directors. The Board of Directors determines, from time to time, the individuals to whom plan options will be granted, the terms and provisions of the plan options, the dates such plan options will become exercisable, the number of shares subject to each plan option, the purchase price of such shares and the form of payment of such purchase price. All other questions relating to the administration of our plans, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board of Directors.

         The Board of Directors may amend, suspend or terminate 2006 Equity Plan at any time, except that no amendment shall be made which:

         o increases the total number of shares subject to the plan or changes the minimum purchase price therefore (except in either case in the event of adjustments due to changes in our capitalization),
         o  affects outstanding options or any exercise right thereunder,
         o  extends the term of any option beyond 10 years, or
         o  extends the termination date of the plan.

         Unless the plan is earlier suspended or terminated by the Board of Directors, the 2006 Equity Plan terminates 10 years from the date of the plan's adoption. Any termination of the plan does not affect the validity of any options previously granted thereunder.

         Plan options under the 2006 Equity Plan may either be options qualifying as incentive stock options under Internal Revenue Code or non-qualified options. In addition, the 2006 Equity Plan allows for the inclusion of a reload option provision, which permits an eligible person to pay the exercise price of the option with shares of common stock owned by the eligible person and receive a new option to purchase shares of common stock equal in number to the tendered shares. Furthermore, compensatory stock amounts may also be issued. Additionally, deferred stock grants and stock appreciation rights may also be granted under the 2006 Equity Plan. Any incentive option granted under the 2006 Equity Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of grant, but the exercise price of any incentive option granted to an eligible employee owning more than 10% of our outstanding common stock must not be less than 110% of fair market value on the date of the grant.

         Subject to the limitation on the aggregate number of shares issuable under the plan, there is no maximum or minimum number of shares as to which a stock grant or plan option may be granted to any person. Shares used for stock grants and plan options may be authorized and unissued shares or shares reacquired by us, including shares purchased in the open market. Shares covered by plan options which terminate unexercised will again become available for grant as additional options, without decreasing the maximum number of shares issuable under the 2006 Equity Plan, although such shares may also be used by us for other purposes.

         The 2006 Equity Plan provides that, if our outstanding shares are increased, decreased, exchanged or otherwise adjusted due to a share dividend, forward or reverse share split, recapitalization, reorganization, merger, consolidation, combination or exchange of shares, an appropriate and proportionate adjustment shall be made in the number or kind of shares subject to the plan or subject to unexercised options and in the purchase price per share under such options. Any adjustment, however, does not change the total purchase price payable for the shares subject to outstanding options. In the event of our proposed dissolution or liquidation, a proposed sale of all or substantially all of our assets, a merger or tender offer for our shares of common stock, the Board of Directors may declare that each option granted under the plan shall terminate as of a date to be fixed by the Board of Directors; provided that not less than 30 days written notice of the date so fixed shall be given to each participant holding an option, and each such participant shall have the right, during the period of 30 days preceding such termination, to exercise the participant's option, in whole or in part, including as to options not otherwise exercisable.

         The 2006 Equity Plan provides that, with respect to incentive stock options, the aggregate fair market value (determined as of the time the option is granted) of the shares of common stock, with respect to which incentive stock options are first exercisable by any option holder during any calendar year shall not exceed $100,000. The purchase price for shares subject to incentive stock options must be at least 100% of the fair market value of our common stock on the date the option is granted, except that the purchase price must be at least 110% of the fair market value in the case of an incentive option granted to a person who is a "10% stockholder." A "10% stockholder" is a person who owns (within the meaning of Section 422(b)(6) of the Internal Revenue Code) at the time the incentive option is granted, shares possessing more than 10% of the total combined voting power of all classes of our outstanding shares. The 2006 Equity Plan provides that fair market value shall be determined by the Board in accordance with procedures which it may from time to time establish. If the purchase price is paid with consideration other than cash, the Board will determine the fair value of such consideration to us in monetary terms. If the 2006 Equity Plan is not approved by our stockholders prior to April 11, 2007, incentive stock options may not be awarded under the plan and any incentive stock options previously awarded under the plan will be automatically converted into non-qualified options upon terms and conditions determined by the Board, as nearly as is reasonably practicable, in its sole determination, the terms and conditions of the incentive stock options being so converted. The exercise price of non-qualified options shall be determined by the Board of Directors, but cannot be less than the par value of our common stock on the date the option is granted.

         All plan options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee, except as provided by the Board. If an optionee dies while our employee or within three months after termination of employment by us because of disability, or retirement or otherwise, such options may be exercised, to the extent that the optionee shall have been entitled to do so on the date of death or termination of employment, by the person or persons to whom the optionee's right under the option pass by will or applicable law, or if no such person has such right, by his executors or administrators. Options are also subject to termination by the Board under certain conditions.

         In the event of termination of employment because of death while an employee, or because of disability, the optionee's options may be exercised not later than the expiration date specified in the option or one year after the optionee's death, whichever date is earlier, or in the event of termination of employment because of retirement or otherwise, not later than the expiration date specified in the option or one year after the optionee's death, whichever date is earlier. If an optionee's employment by us terminates because of disability and such optionee has not died within the following three months, the options may be exercised, to the extent that the optionee shall have been entitled to do so at the date of the termination of employment, at any time, or from time to time, but not later than the expiration date specified in the option or one year after termination of employment, whichever date is earlier. If an optionee's employment shall terminate for any reason other than death or disability, optionee may exercise the options to the same extent that the options were exercisable on the date of termination, for up to three months following such termination, or on or before the expiration date of the options, whichever occurs first. In the event that the optionee was not entitled to exercise the options at the date of termination or if the optionee does not exercise such options (which were then exercisable) within the time specified herein, the options shall terminate. If an optionee's employment shall terminate for any reason other than death, disability or retirement, all right to exercise the option shall terminate not later than 90 days following the date of such termination of employment, except as otherwise provided under the plan. Non-qualified options are not subject to the foregoing restrictions unless specified by the Board of Directors or Committee.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

         The following table summarizes all compensation recorded by us in each of the last two completed fiscal years for our principal executive officer, each other executive officer serving as such whose annual compensation exceeded $100,000 and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at December 31, 2006.

                                             SUMMARY COMPENSATION TABLE
                                             --------------------------
                                                                Non-Equity
                                                                Incentive      Nonqualified   All
                                              Stock    Option   Plan           Deferred       Other
Name and principal          Salary    Bonus   Awards   Awards   Compensation   Compensation   Compensation   Total
position             Year   ($)       ($)     ($)      ($)      ($)            Earnings ($)   ($)            ($)
(a)                  (b)    (c)       (d)     (e)      (f)      (g)            (h)            (i)            (j)
------------------   ----   -------   -----   ------   ------   ------------   ------------   ------------   -------
Brian S. John, CEO   2006   135,417     0        0        0           0             0              0         136,417
                     2005    83,333     0        0        0           0             0              0          83,333

Richard A. Miller,   2006   135,417     0        0        0           0             0              0         135,417
VP, COO

EMPLOYMENT AGREEMENTS

         In April 2002 we entered into five year employment agreements with each of Messrs. John and Miller. Under the terms of such contracts, as amended, Messrs. John and Miller are each entitled to a salary of:

         o  $35,000 for the 12-month period ended April 14, 2003;
         o  $50,000 for the 12-month period ended April 14, 2004;
         o  $75,000 for the 12-month period ending April 14, 2005;
         o  $100,000 for the 12-month period ending April 14, 2006; and
         o  $150,000 for the 12-month period ending April 14, 2007.

         The contracts may be terminated by us with or without cause on 30 days' notice. In the event Mr. John or Mr. Miller voluntarily resign or is dismissed for cause, his compensation ceases as of the date of termination, but their rights to any other compensation benefits (such as stock options, if any) would be governed by the terms of such plan.

         On April 11, 2006 Messrs. John and Miller entered into agreements to forgive an aggregate of $420,802 of accrued but unpaid compensation payable to them under the terms of employment agreements. Such amounts have been recorded as a capital contribution as of September 30, 2006.

         The terms of these employment agreements were determined by our Board of Directors, the members of which include our executive officers who are parties to these agreements. Our Board of Directors believe that the compensation payable to our executive officers is appropriate in light of the risks and uncertainty of our business, the foregoing of previous compensation by such individuals, the compensation levels of other executives in similarly sized companies and their ability to command at least this level of salary in other commercial operations. These individuals have complete authority in determining the amount of compensation to be paid and the other terms of the employment agreements. Our Board of Directors did not consult with any consultants or other third parties in determining the amount of compensation to be paid under these employment agreements.

                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

         The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2006:

                                    OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

                                       OPTION AWARDS                                       STOCK AWARDS
               -------------------------------------------------------------  ------------------------------------
                                                                                                         Equity
                                                                                                         Incentive
                                                                                              Equity     Plan
                                                                                              Incentive  Awards:
                                                                                      Market  Plan       Market
                                                                              Number  Value   Awards:    or
                                           Equity                             of      of      Number     Payout
                                           Incentive                          Shares  Shares  of         Value of
                                           Plan                               or      or      Unearned   Unearned
                                           Awards:                            Units   Units   Shares,    Shares,
               Number of    Number of      Number of                          of      of      Units or   Units or
               Securities   Securities     Securities                         Stock   Stock   Other      Other
               Underlying   Underlying     Underlying                         That    That    Rights     Rights
               Unexercised  Unexercised    Unexercised  Option                Have    Have    that       That
               Options      Options        Unearned     Exercise  Option      Not     Not     Have Not   Have Not
Name           (#)          (#)            Options      Price     Expiration  Vested  Vested  Vested     Vested
               Exercisable  Unexercisable  (#)          ($)       Date        (#)     ($)     (#)        (#)
(a)            (b)          (c)            (d)          (e)       (f)         (g)     (h)     (i)        (j)
-------------  -----------  -------------  -----------  --------  ----------  ------  ------  ---------  ---------
Brian S. John  0            0              0            n/a       n/a         0       n/a     0          0

Richard A.     0            0              0            n/a       n/a         0       n/a     0          0
Miller

                            COMPENSATION OF DIRECTORS

         We do not pay fees to directors for their attendance at meetings of the Board Of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. The following table provides information concerning the compensation of our directors for the fiscal year ended December 31, 2006:

                                                DIRECTOR COMPENSATION

                           Fees                             Non-Equity      Non-Qualified
                           Earned or                        Incentive       Deferred
                           Paid in      Stock     Option    Plan            Compensation     All Other
                           Cash         Awards    Awards    Compensation    Earnings         Compensation    Total
Name                       ($)          ($)       ($)       ($)             ($)              ($)             ($)
(a)                        (b)          (c)       (d)       (e)             (f)              (g)             (h)
-----------------------    ---------    ------    ------    ------------    -------------    ------------    -----
Brian S. John              $0           $0        $0        $0              $0               $0              $0
Richard A. Miller          $0           $0        $0        $0              $0               $0              $0
Frank V. Benedetto, Jr.    $0           $0        $0        $0              $0               $0              $0

LIMITATION ON LIABILITY

         Under our certificate of incorporation, our directors are not liable for monetary damages for breach of fiduciary duty, except in connection with:

         o a breach of the director's duty of loyalty to us or our stockholders;
         o acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law;
         o  a transaction from which our director received an improper benefit;
            or
         o an act or omission for which the liability of a director is expressly provided under Delaware law.

         In addition, our bylaws provides that we must indemnify our officers and directors to the fullest extent permitted by Delaware law for all expenses incurred in the settlement of any actions against such persons in connection with their having served as officers or directors.

         Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We utilize approximately 1,500 square feet of space at the offices of Mirador Consulting, Inc. in Boca Raton, Florida, under an oral agreement for which we pay $1,000 per month. Both our President, Mr. John, and our Vice President, Mr. Miller, are officers of Mirador Consulting.

         In December 2004 our executive officers and one of our employees lent us an aggregate of $30,000 for general working capital. Under the terms of these notes, the principal and interest at the rate of 4% per annum are due on demand, provided, however, that the lenders may not demand payment until such time as the rescission offer described elsewhere herein has been completed and all stockholders who have accepted the rescission offer had been paid in full. In June 2006 the three executive officers and one of our employees elected to forgive a total of $1,908 of accrued interest on their notes payables and to be repaid only the principal note balances of $30,000. The $1,431 of accrued interest due to the three officers has been recorded as a capital contribution. On July 21, 2006, the three officers and one employee were repaid their respective notes.

         On April 11, 2006 Messrs. Brian S. John, Richard A. Miller and Frank V. Benedetto, Jr., our executive officers and directors, entered into agreements to forgive an aggregate of $485,826 of accrued but unpaid compensation payable to them under the terms of employment agreements. Such amounts have been recorded as a capital contribution as of September 30, 2006.

         As of September 30, 2006, we have recorded $195,833 for payroll liabilities due to our executive officers for compensation. Our executive officers have elected to defer the payment of these accrued salaries until such time as we have sufficient working capital to satisfy these obligations.

         On October 31, 2006, Messrs. John and Miller and an employee of our company each loaned us $3,000 pursuant to a demand promissory note. The notes bear interest at a rate of 4% per annum payable upon demand. The principal amount of the notes were repaid in November 2006. The accrued interest of $44 was waived and has been recorded as a capital contribution.

                             PRINCIPAL STOCKHOLDERS

         At February 2, 2006, there were 81,789,999 shares of our common stock issued and outstanding. The following table sets forth, as of February 2, 2007, information known to us relating to the beneficial ownership of these shares by:

         - each person who is the beneficial owner of more than 5% of the outstanding shares of our common stock;
         -  each director;
         -  each executive officer; and
         -  all executive officers and directors as a group.

         Unless otherwise indicated, the business address of each person listed is in care of 5499 N. Federal Highway, Suite D, Boca Raton, Florida 33487. We believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Under securities laws, a person is considered to be the beneficial owner of securities he owns and that can be acquired by him within 60 days from February 2, 2007 upon the exercise of options, warrants, convertible securities or other understandings. We determine a beneficial owner's percentage ownership by assuming that options, warrants or convertible securities that are held by him, but not those held by any other person and which are exercisable within 60 days of February 2, 2007 have been exercised or converted.

                                        Amount and Nature of          Percentage
Name of Beneficial Owner                Beneficial Ownership           of Class
-------------------------------         --------------------          ----------

Brian S. John .................              15,000,000                  18.3%
Richard M. Miller .............              15,000,000                  18.3%
Frank V. Benedetto, Jr. .......              12,500,000                  15.3%
All officers and directors
as a group (three persons) ....              42,500,000                  52.0%

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 200,000,000 shares of common stock, $.0001 par value per share, of which 81,789,999 shares of common stock are issued and outstanding as of February 2, 2007.

COMMON STOCK

         Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

         Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

         We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future.

CONVERTIBLE DEBENTURE

         In August 2004 we issued a $200,000 convertible debenture to an accredited investor in a private transaction exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of that act. The debenture pays interest of 10% per annum and all principal and accrued interest is due on or before August 26, 2007. All or any portion of the principal amount of debenture and any accrued but unpaid interest is convertible at the option of the holder into shares of our common stock at a conversion price of $0.075 per share, subject to customary anti-dilution adjustments in the event of stock splits, reorganization, dividends or recapitalizations. The debenture is not convertible, however, during any period in which we have a registration statement on file with the SEC or other black out period.

WARRANTS

         At December 31, 2006 we have outstanding warrants to purchase an aggregate of 17,579,999 shares of our common stock at exercise prices ranging from $0.05 to $0.50 per share and expiring between June 2007 and March 2011. The warrant exercise prices are subject to adjustment in the event of stock splits, dividends and similar events.

TRANSFER AGENT

         Our transfer agent is Florida Atlantic Stock Transfer Co., 7130 Nob Hill Road, Tamarac, Florida 33321, telephone 954-726-4954.

                            SELLING SECURITY HOLDERS

         This prospectus covers the resale by the selling security holders of an aggregate of 7,900,000 shares of our common stock which includes:

         o 3,400,000 shares of our common stock sold in a private offering of our securities between March 2006 and June 2006 which are presently outstanding,

         o 500,000shares of our common stock which are presently outstanding which we issued to SYVAX, Inc. d/b/a Shark Defense as compensation under the terms of an agreement described earlier in this prospectus under "Our Business - New Product Development" appearing on page 21; and

         o 1,000,000 shares of our common stock which are presently outstanding, together with 3,000,000 shares of our common stock underlying outstanding common stock purchase warrants with exercise prices ranging from $0.05 to $0.07 per share expiring on January 31, 2008, which we issued to Chesapeake Group, Inc. as compensation under the terms of an agreement. In November 2006 we entered into a one year agreement with Chesapeake Group, Inc. under which it will provide us with certain investor and public relations services.

         At February 2, 2007, there were 81,789,999 shares of our common stock issued and outstanding. This prospectus relates to periodic offers and sales of 7,900,000 shares of our issued and outstanding common stock by the selling security holders listed below and their pledgees, donees and other successors in interest. The following table sets forth:

         o  the name of each selling security holder,
         o  the number of shares owned, and
         o the number of shares being registered for resale by the selling security holder.

         We may amend or supplement this prospectus from time to time to update the disclosure set forth in this prospectus. All of the securities owned by the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the securities owned by them, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the securities, no estimate can be given as to the number of securities that will be held by the selling security holders upon termination of any offering made hereby. If all the securities offered hereby are sold, the selling security holders will not own any securities after the offering.

                                                                          SHARES TO
                                      NUMBER OF   % OWNED                 BE OWNED    % OWNED
                                       SHARES     BEFORE     SHARES TO     AFTER       AFTER
NAME OF SELLING SECURITY HOLDER        OWNED      OFFERING   BE OFFERED   OFFERING    OFFERING
-----------------------------------   ---------   --------   ----------   ---------   --------
Jon Benaglio ......................     200,000        *       200,000           0      n/a
Stuart I. and Susan Kosh, JTWROS ..   1,000,000        *     1,000,000           0      n/a
Ben Markuson ......................     200,000        *       200,000           0      n/a
Anthony C. Pintsopoulos ...........     500,000        *       500,000           0      n/a
Thomas F. Reeves ..................     500,000        *       500,000           0      n/a
John Schwartz .....................     300,000        *       300,000           0      n/a
Donald and Nanci Tuck, JTWROS .....     200,000        *       200,000           0      n/a
Darrell L. Brubaker ...............     500,000        *       500,000           0      n/a
SYVAX, Inc. d/b/a Shark Defense (1)     500,000        *       500,000           0      n/a
Chesapeake Group, Inc.(2) .........   4,000,000     4.7%     4,000,000           0      n/a
                                                             ---------
                                                             7,900,000
                                                             =========

* represents less than 1%

(1) SYVAX, Inc.'s address is Post Office Box 2593, Oak Ridge, New Jersey and Mr. Eric M. Stroud has voting and dispositive control over the securities owned by SYVAX, Inc.

(2) The number of shares of common stock owned and offered by Chesapeake Group, Inc. includes 1,000,000 shares underlying warrants exercisable at $0.05 per share, 1,000,000 shares underlying warrants exercisable at $0.06 per shares and 1,000,000 shares underlying warrants exercisable at $0.07 per share. Chesapeake Group, Inc.'s address is 40 West Chesapeake venue, Suite 300, Towson, Maryland 21204. Mr. Kevin Holmes has voting and dispositive control over securities owned by Chesapeake Group, Inc.

         None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us other than as described previously in this section. None of the selling security holders are broker-dealers. Messrs. Anthony C. Pintsopoulos and Ben Markuson are affiliates of broker-dealers. Each of Messrs. Pintsopoulos and Markuson purchased our securities in the ordinary course of their respective business and at the time of purchase of these securities which we are registering for resale neither Mr. Pintsopoulos or Mr. Markuson had any agreement or understanding, directly or indirectly, with any person to distribute such securities.

         We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

                              PLAN OF DISTRIBUTION

GENERAL

         Each selling security holder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o  privately negotiated transactions;

         o settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

         o broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

         o  a combination of any such methods of sale;

         o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

         o  any other method permitted pursuant to applicable law.

         The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

         In connection with the sale of the common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has informed us that he/it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         Because selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling security holder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.

         We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

REGISTRATION OF SELLING SECURITY HOLDERS' COMMON STOCK

         This prospectus is part of a registration statement we filed with the Securities and Exchange Commission to permit the selling security holders to resell the shares. In connection with any such sales, we have no obligation to assist or cooperate with the selling security holders in the offering or disposing of such shares; to indemnify or hold harmless the holders of any such shares, other than the selling security holders or any underwriter designated by such holders; or to obtain a commitment from an underwriter relative to the sale of any such shares.

         We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

         We will use our best efforts to file one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

         o  the name of any broker-dealers;
         o  the number of common shares involved;
         o  the price at which the common shares are to be sold;
         o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;
         o that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and
         o  any other facts material to the transaction.

                         SHARES ELIGIBLE FOR FUTURE SALE

         At February 2, 2007 we had 81,789,999 shares of common stock issued and outstanding, of which 51,419,999 shares are "restricted securities." Of this amount, 4,900,000 shares were included in the registration statement of which this prospectus is a part and will be freely tradable shares by persons other than our affiliates, as defined under Rule 144 under the Securities Act, upon the effective date of the registration statement of which this prospectus is a part so long as we keep this prospectus current.

         In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three month period, a number of shares of our common stock that does not exceed the greater of 1% of the then outstanding shares of our common stock.

         Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least two years previously, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

         Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

                                  LEGAL MATTERS

         The validity of the securities offered by this prospectus will be passed upon for us by Schneider Weinberger & Beilly LLP.

                                     EXPERTS

         Our financial statements as of and for the years ended December 31, 2005 and 2004 included in this prospectus have been audited by Webb & Co., P.A., independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement.

         We file annual and special reports and other information with the SEC. Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

                  Public Reference Room Office
                  100 F Street, N.E.
                  Room 1580
                  Washington, D.C. 20549

         You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

                     TEEKA TAN PRODUCTS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

                                     ASSETS

CURRENT ASSETS:
  Cash ..........................................................   $     3,179
  Accounts receivable, net ......................................        30,589
  Prepaid licenses ..............................................        32,671
  Inventory .....................................................       123,770
                                                                    -----------
    Total currents assets .......................................       190,209
                                                                    -----------

Property and equipment, net .....................................        26,797

Deposits ........................................................         1,450
                                                                    -----------

    TOTAL ASSETS ................................................   $   218,456
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Account payable .................................................   $    30,741
Accrued licenses ................................................        75,000
Accrued interest ................................................        41,839
Accrued payroll .................................................       195,833
Note payable ....................................................       200,000
                                                                    -----------
    Total current liabilities ...................................       543,413

Common Stock Subject to Rescission Offer, $.0001  par value,
  17,370,000 shares issued and outstanding ......................       173,700
                                                                    -----------

COMMITMENTS AND CONTINGENCIES ...................................             -

STOCKHOLDERS' DEFICIT
Deferred compensation ...........................................       (69,374)
Common stock $.0001 par value authorized 200,000,000 shares
  62,219,999 shares issued and outstanding ......................         6,222
Additional paid-in capital ......................................     1,221,091
Subscription receivable .........................................      (105,000)
Accumulated deficit .............................................    (1,551,596)
                                                                    -----------
    TOTAL STOCKHOLDERS' DEFICIT .................................      (498,657)
                                                                    -----------

    TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT .................   $   218,456
                                                                    ===========

          See accompanying notes to consolidated financial statements.

                                  TEEKA TAN PRODUCTS, INC. AND SUBSIDIARY
                                   CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
                                                (UNAUDITED)
__________________________________________________________________________________________________________
                                                 For the Three Months             For the Nine Months
                                                  Ended September 30,             Ended September 30,
                                                 2006            2005            2006            2005
                                             ------------    ------------    ------------    ------------
Sales ....................................   $     60,801    $     17,327    $    225,751    $    108,434
Cost of goods sold .......................         18,606          17,151         141,300          62,648
                                             ------------    ------------    ------------    ------------

  Gross Profit ...........................         42,195             176          84,451          45,786

OPERATING EXPENSES:
  General and administrative expenses ....         80,196          94,996         290,438         240,458
  Salary expense officers' ...............         75,014          50,000         195,833         122,918
  Stock compensation .....................         29,964               -          69,248               -
  Depreciation ...........................          1,974           1,508           5,922           3,485
                                             ------------    ------------    ------------    ------------

  TOTAL OPERATING EXPENSES ...............        187,148         146,504         561,441         366,861
                                             ------------    ------------    ------------    ------------

Net loss from operations .................       (144,953)       (146,328)       (476,990)       (321,075)

Other (Income) and Expenses
  Interest expense .......................          5,041           5,468          15,496          17,264
  Interest (income) ......................            (29)              -          (1,194)              -
  Gain on rescission interest ............              -               -               -         (28,318)
                                             ------------    ------------    ------------    ------------
                                                    5,012           5,468          14,302         (11,054)

  Net loss before income taxes ...........       (149,965)       (151,796)       (491,292)       (310,021)
                                             ------------    ------------    ------------    ------------

  Income taxes ...........................              -               -               -               -
                                             ------------    ------------    ------------    ------------
NET LOSS .................................   $   (149,965)   $   (151,796)   $   (491,292)   $   (310,021)
                                             ------------    ------------    ------------    ------------

Weighted average number of common shares
  outstanding Basic and Fully Diluted ....     62,143,912      55,500,000      59,597,058      54,614,099
                                             ============    ============    ============    ============

Basic and Fully diluted net loss per share   $      (0.01)   $      (0.00)   $      (0.01)   $      (0.00)
                                             ============    ============    ============    ============

                       See accompanying notes to consolidated financial statements.

                                                    F-2

                     TEEKA TAN PRODUCTS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
                                   (UNAUDITED)
________________________________________________________________________________

                                                           For the Nine Months
                                                           Ended September 30,
                                                             2006        2005
                                                          ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss .............................................  $(491,292)  $(310,021)
  Adjustments to reconcile net loss to net cash used in
   operating activities
    Depreciation .......................................      5,922       3,485
    Stock compensation .................................     69,284           -
    Allowance for uncollectible accounts ...............      5,476      12,998
    Amortization of prepaid licenses ...................     42,329           -
    Amortization of warrants ...........................      8,827           -
  Changes in operating assets and liabilities
    Accounts receivable ................................    (29,751)    (16,680)
    Inventory ..........................................    (49,477)    (44,649)
    Deposits ...........................................          -         729
    Accrued interest ...................................     15,019           -
    Accounts payable and accrued expenses ..............     (5,007)    (21,487)
    Accrued payroll ....................................    195,833     122,919
                                                          ---------   ---------

    CASH FLOWS USED IN OPERATING ACTIVITIES ............   (232,837)   (252,706)
                                                          ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of fixed assets .............................          -     (37,482)
                                                          ---------   ---------
    CASH FLOWS USED IN INVESTING ACTIVITIES ............          -     (37,482)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock ...............    216,000     150,000
  Repayment of notes payable - related party ...........    (30,000)          -
  Refund of stock subject to recession .................          -      (7,500)
                                                          ---------   ---------

    CASH FLOWS FROM FINANCING ACTIVITIES ...............    186,000     142,500
                                                          ---------   ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...    (46,837)   (147,688)

CASH AND CASH EQUIVALENTS, Beginning ...................     50,016     213,752
                                                          ---------   ---------

CASH AND CASH EQUIVALENTS, Ending ......................  $   3,179   $  66,064
                                                          =========   =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Interest paid ..........................................  $       -   $       -
                                                          =========   =========
Income taxes ...........................................  $       -   $       -
                                                          =========   =========

          See accompanying notes to consolidated financial statements.

                     TEEKA TAN PRODUCTS. INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 1.  BASIS OF PRESENTATION AND ORGANIZATION

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Teeka Tan, Inc. Intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

Revenue is recognized when earned, as products are completed and delivered to customers. If the Company had any merchandise on consignment, the related sales from merchandise on consignment would be recorded when the retailer sold such merchandise.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

The Company is required to estimate the collectability of its accounts receivable. The Company's reserve for doubtful accounts is estimated by management based on a review of historic losses and the age of existing receivables from specific customers.

CONCENTRATION OF CREDIT RISK

The Company at times has cash in banks in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. As at September 30, 2006, the Company did not have cash in excess of FDIC limits.

                     TEEKA TAN PRODUCTS. INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

The Company's inventories consist of purchased finished goods, labels and bottles. Inventories are stated at lower of cost or market. Cost is determined on the first-in, first-out basis.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets. The estimated useful life of the computer equipment is three years.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Total advertising costs charged to operations for the three and nine months ended September 30, 2006 were $13 and $1,923, respectively, and for the three and nine months ended September 30, 2005 total advertising costs were 1,635, and $7,751, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses and notes payable approximate fair value based on the short-term maturity of these instruments.

LOSS PER SHARE

The Company has adopted SFAS 128, "Earnings per Share." Loss per common share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. For the nine months ended September 30, 2006 and 2005, the weighted average number of common shares equivalents outstanding during the period were 13,830,000 shares and 11,330,000 shares, respectively. Stock options were not included in the computation of loss per share for the periods presented because their inclusion is anti-dilutive or their effect is not material.

BUSINESS SEGMENTS

The Company operates in one segment and therefore segment information is not presented.

                     TEEKA TAN PRODUCTS. INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

STOCK BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment," which replaces SFAS No. 123 and supersedes APB Opinion No. 25. Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. In March 2005 the SEC issued Staff Accounting Bulletin No. 107, or "SAB 107". SAB 107 expresses views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. On April 14, 2005, the SEC adopted a new rule amending the compliance dates for SFAS 123R. Companies may elect to apply this statement either prospectively, or on a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods under SFAS
123. Effective January 1, 2006, the Company has fully adopted the provisions of SFAS No. 123R and related interpretations as provided by SAB 107. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant. The Company applies this statement prospectively.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS 155, "Accounting for Certain Hybrid Financial Instruments" and SFAS 156, "Accounting for Servicing of Financial Assets" were recently issued. SFAS 155 and 156 have no current applicability to the Company and have no effect on the financial statements.

NOTE 3.  ACCOUNTS RECEIVABLE

Accounts receivable at September 30, 2006 consisted of the following:

         Accounts receivable ............................     $ 51,550
         Less allowance for doubtful accounts ...........      (20,961)
                                                              --------
                     Accounts receivable, net ...........     $ 30,589
                                                              ========

During the three months ended September 30, 2006 the Company increased its allowance for doubtful accounts by $5,475.

                     TEEKA TAN PRODUCTS. INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 4.  PROPERTY AND EQUIPMENT

At September 30, 2006 property and equipment consisted of the following:

         Computer equipment ...........................       $  1,882
         Automobiles ..................................         30,949
         Equipment ....................................          7,000
         Less accumulated depreciation ................        (13,034)
                                                              --------
                                                              $ 26,797
                                                              ========

Depreciation expense for the three and nine months ended September 30, 2006 and 2005 was $1,974, $5,922 and $1,508 and $3,485, respectively.

NOTE 5.  PREPAID LICENSES

On March 13, 2006, the Company entered into a licensing agreement. The terms of the agreement state that the licensing fees are due for each year on the first date of that year. Licensing fees for the period March 13, 2006 to March 13, 2007 amounted to $75,000. The Company is amortizing the costs of these licenses over the term of the agreement. For the three and nine months ended September 30, 2006 the Company recorded amortization expense of $18,904 and $42,329, respectively.

         Licenses amount .............................        $ 75,000
         Amortization ................................         (42,329)
                                                              --------
                             Balance .................        $ 32,671
                                                              ========

NOTE 6.  ACCRUED PAYROLL

As of September 30, 2006, the Company recorded $195,833 for payroll liabilities due to senior management of the Company for compensation. The officers of the Company have elected to defer the payment of these accrued salaries until such time as we have sufficient working capital to satisfy these obligations. For the three and nine months ended September 30, 2006 and 2005 the Company recorded an expense of $75,014 and $195,833 and $50,000 and $122,918, respectively, for payroll due to senior management.

On April 11, 2006 Messrs. Brian S. John, Richard A. Miller and Frank V. Benedetto, Jr., the Company's executive officers and directors, entered into agreements to forgive an aggregate of $485,826 of accrued but unpaid compensation payable to them under the terms of employment agreements between the Company and each of the individuals. Such amounts have been recorded as a capital contribution as of September 30, 2006.

                     TEEKA TAN PRODUCTS. INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 7.  NOTES PAYABLE - RELATED PARTY

In December 2005 the Company's three executive officers and one of our employees lent us an aggregate of $30,000 for general working capital. Under the terms of these notes, the principal and interest at the rate of 4% per annum are due on demand, provided, however, that the lenders may not demand payment until such time as the rescission offer described elsewhere herein has been completed and all stockholders who have accepted the rescission offer have been paid in full. In June 2006 the three executive officers and one of our employees elected to forgive a total of $1,908 of accrued interest on their notes payables and to be repaid only the principal note balances of $30,000. The $1,431 of accrued interest due to the three officers has been recorded as a capital contribution. On July 21, 2006, the three officers and one employee were repaid their respective notes.

NOTE 8.  CONVERTIBLE NOTE PAYABLE - STOCKHOLDER

In August 2004 the Company issued a $200,000 convertible debenture to a principal stockholder of the Company. The debenture pays interest of 10% per annum, and all principal and accrued interest is due on or before August 26, 2006. Commencing on August 26, 2005 all or any portion of the principal amount of debenture and any accrued but unpaid interest was convertible at the option of the holder into shares of our common stock at a conversion price of $0.075 per share. There was no beneficial conversion feature on the issue of the note payable. On August 26, 2006 both parties agreed to extend the maturity date of the note until August 26, 2007.

NOTE 9.  EQUITY TRANSACTIONS

Between January and June 2006 the Company sold 4,320,000 shares of common stock for proceeds of $216,000 to a total of 12 investors.

In April 2006, the Company's Board of Directors adopted the Teeka Tan Products, Inc. 2006 Equity Compensation Plan (the "Plan"). The Company has reserved 10,000,000 shares of its common stock for issuance under the Plan, which was adopted to provide the Company with flexibility in compensating certain of its sales, administrative and professional employees and consultants and to conserve its cash resources. The issuance of shares under the Plan is restricted to persons who are closely-related to the Company and who provide it with bona fide services in connection with the sales and marketing of its products or otherwise in connection with its business as compensation. The eligible participants include directors, officers, employees and non-employee consultants and advisors. Management of the Company anticipates that a substantial portion of the shares available under the Plan will be issued over time as compensation to its employees and consultants and advisors who provide services in the sales, marketing and promotion of the Company's products. The Board of Directors has no present intent to issue any shares under the Plan to members of the Board who are also the Company's executive officers.

                     TEEKA TAN PRODUCTS. INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 9.  EQUITY TRANSACTIONS (CONTINUED)

In April 2006 the Company issued a total of 1,500,000 common stock options pursuant to the Plan at an exercise price of $.07 per share as compensation to three employees. The fair market value of the options was estimated on the grant date using the Black-Scholes option pricing model as required under SFAS 123R with the following weighted average assumptions: expected dividend yield 5.0%, volatility 139%, risk-free interest rate of 4.5%, and expected warrant life of three months. The Company valued these options at $39,284. The Company received a $35,000, 4% demand promissory note from each of the three employees. The Company recorded a subscription receivable in the amount of $105,000 for these demand notes.

On April 1, 2006 the Company entered into an agreement for investor relations. The Company agreed to sell a total of 2,000,000 shares of common stock at a price of $200. In July 2006 the Company cancelled the agreements and the shares were retired.

On April 11, 2006 Messrs. Brian S. John, Richard A. Miller and Frank V. Benedetto, Jr., the Company's executive officers and directors, entered into agreements to forgive an aggregate of $485,826 of accrued but unpaid compensation payable to them under the terms of employment agreements between the Company and each of the individuals. Such amounts have been recorded as a capital contribution as of September 30, 2006.

In December 2005 the Company's three executive officers and one of our employees lent us an aggregate of $30,000 for general working capital. Under the terms of these notes, the principal and interest at the rate of 4% per annum are due on demand, provided, however, that the lenders may not demand payment until such time as the rescission offer described elsewhere herein has been completed and all stockholders who have accepted the rescission offer have been paid in full. In June 2006 the three executive officers and one of our employees elected to forgive a total of $1,908 of accrued interest on their notes payables and to be repaid their note balances. The $1,431 of accrued interest due to the three officers has been recorded as a capital contribution as of September 30, 2006.

In July 2006 the Company issued 500,000 shares of common stock with a fair market value of $30,000 on the date of issuance to Shark Defense, LLC.. In exchange the Company received scientific and intellectual property services related to the development of a shark-repellant sunscreen formulation.

NOTE 10. AUTHORIZED SHARES

In September 2003, the Company offered an initial rescission offer to its investors who had purchased common stock of the Company prior to February 13, 2003, since the Company had discovered that the authorized capitalization was insufficient to permit the Company to issue the Common stock. The Company amended the Certificate of Incorporation authorizing for the Company to increase its authorized shares to 200,000,000. All of such investors had waived their rights to the initial rescission of the original issuance of common stock as of December 31, 2005 (See Note 13).

NOTE 11. WARRANTS

The Company issued 1,000,000 warrants on March 13, 2006, at an exercise price of $.05 per share as partial compensation for licensing fees. The fair market value of the warrants was estimated on the grant date using the Black-Scholes option pricing model as required under SFAS 123 with the following

                     TEEKA TAN PRODUCTS. INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 11. WARRANTS (CONTINUED)

weighted average assumptions: expected dividend yield 4.5%, volatility 139%, risk-free interest rate of 4.5%, and expected warrant life of one year. The Company valued these warrants $78,201. For the three and nine months ended September 30, 2006 the Company recorded $3,942 and $8,827, respectively, of amortization expense associated with the warrants.

NOTE 12. COMMITMENTS AND CONTINGENCIES

LICENSING AGREEMENT

On March 13, 2006, the Company entered into an agreement with Nidaria Technology Ltd. providing the Company with exclusive distribution rights for Nidaria's Safe Sea sun care products in the United States, Mexico and Caribbean for a period of five years. Pursuant to the agreement the Company committed to a five year marketing budget expenditure of at least $1 million. In addition the Company agreed to pay Nidaria for the exclusive rights the following additional compensation:

         First year        $75,000
         Second year       $75,000
         Third year        $50,000
         Fourth year       $50,000
         Fifth year        $50,000

The compensation would be paid at the beginning of each year.

The Company has agreed to purchase minimum amounts of products over the next five years of:

         First year        $ 52,500
         Second year       $ 87,500
         Third year        $105,000
         Fourth year       $166,250
         Fifth year        $218,750

In addition the Company agrees to commit to a five year marketing budget of at least $1,000,000.

NOTE 13. COMMON STOCK SUBJECT TO RESCISSION OFFER

In October 2003, the Company learned that the private placement offers made both prior to and after February 14, 2003 may have violated federal securities laws based on the inadequacy of the Company's disclosures made in its offering documents for the units concerning the lack of unauthorized shares. Based on potential violations that may have occurred under the Securities Act of 1933, the Company made a rescission offer to both investors who acquired the Company's common stock prior to February 13, 2003 and who had received the initial rescission offer, as well as to investors who had acquired the Company's common stock subsequent to February 14, 2003, since they were not informed of the original rescission offer. As such, the proceeds of $181,200 from the issuance of 18,120,000 shares of common stock through April 30, 2003 have been classified outside of equity in the balance sheet and classified as common stock subject to rescission.

                     TEEKA TAN PRODUCTS. INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2006
                                   (UNAUDITED)
________________________________________________________________________________

NOTE 13. COMMON STOCK SUBJECT TO RESCISSION OFFER (CONTINUED)

In March 2005, the Company refunded one investor their investment of $6,000 plus accrued interest of $1,153 in the return of 600,000 shares of common stock.

In September 2005, the Company refunded one investor their investment of $1,500 plus accrued interest of $325 in the return of 150,000 shares of common stock.

NOTE 14. RELATED PARTY TRANSACTIONS

As of September 30, 2006, the Company recorded $195,833 for payroll liabilities due to senior management of the Company for compensation. The officers of the Company have elected to defer the payment of these accrued salaries until such time as we have sufficient working capital to satisfy these obligations. For the three and nine months ended September 30, 2006 and 2005 the Company recorded an expense of $75,014 and $195,833 and $50,000 and $122,918, respectively, for payroll due to senior management.

On April 11, 2006 Messrs. Brian S. John, Richard A. Miller and Frank V. Benedetto, Jr., the Company's executive officers and directors, entered into agreements to forgive an aggregate of $485,826 of accrued but unpaid compensation payable to them under the terms of employment agreements between the Company and each of the individuals. Such amounts have been recorded as a capital contribution as of September 30, 2006.

In December 2005 the Company's three executive officers and one of our employees lent us an aggregate of $30,000 for general working capital. Under the terms of these notes, the principal and interest at the rate of 4% per annum are due on demand, provided, however, that the lenders may not demand payment until such time as the rescission offer described elsewhere herein has been completed and all stockholders who have accepted the rescission offer had been paid in full. In June 2006 the three executive officers and one of our employees elected to forgive a total of $1,908 of accrued interest on their notes payables and to be repaid only the principal note balances of $30,000. The $1,431 of accrued interest due to the three officers has been recorded as a capital contribution. On July 21, 2006, the three officers and one employee were repaid their respective notes.

NOTE 15. GOING CONCERN

As reflected in the accompanying financial statements, the Company has a net loss of $491,292 for the nine months ended September 30, 2006, a working capital deficiency of $353,204, a stockholders' deficiency of $498,657 and cash used in operations of $232,837. These factors raise substantial doubt about the Company's ability to continue as a going concern

The Company's continued existence is dependent upon its ability to raise capital and to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 16. SUBSEQUENT EVENTS

On October 31, 2006, two Directors and an employee each loaned the Company $3,000 pursuant to a demand promissory note. The notes bear interest at a rate of 4% per annum payable upon demand.

On November 1, 2006 the Company issued 500,000 shares of common stock to an employee for compensation.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of:
Teeka Tan Products, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Teeka Tan Products, Inc. andsubsidiary as of December 31, 2005, and the related statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Teeka Tan Products, Inc. and subsidiary as of December 31, 2005 and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company had a net loss of $411,780, a working capital deficiency of $649,202, a stockholders' deficiency of $788,773 and used cash in operations of $288,288. This raises substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in Note 14. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ WEBB & COMPANY, P.A.

WEBB & COMPANY, P.A.

Boynton Beach, Florida
March 6, 2006

                     TEEKA TAN PRODUCTS, INC. AND SUBSIDIARY
                           Consolidated Balance Sheet
                                December 31, 2005
________________________________________________________________________________

                                     ASSETS
CURRENT ASSETS:
  Cash ..........................................................   $    50,016
  Accounts receivable, net ......................................         6,314
  Inventory .....................................................        74,293
                                                                    -----------
    Total currents assets .......................................       130,623

Property and equipment, net .....................................        32,719

Deposits ........................................................         1,450
                                                                    -----------

  TOTAL ASSETS ..................................................   $   164,792
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Account payable .................................................   $    35,748
Accrued interest ................................................        28,251
Accrued payroll .................................................       485,826
Note payable ....................................................       200,000
Notes payable - related parties .................................        30,000
                                                                    -----------
 Total current liabilities ......................................       779,825

Common Stock Subject to Rescission Offer, $.0001  par value,
  17,370,000 shares issued and outstanding ......................       173,700
                                                                    -----------

COMMITMENTS AND CONTINGENCIES ...................................             -

STOCKHOLDERS' DEFICIT
Common stock $.0001 par value authorized 200,000,000 shares .....             -
55,899,999 shares issued and outstanding ........................         5,590
Additional paid-in capital ......................................       265,981
Accumulated deficit .............................................    (1,060,304)
                                                                    -----------
  TOTAL STOCKHOLDERS' DEFICIT ...................................      (788,733)
                                                                    -----------

  TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ...................   $   164,792
                                                                    ===========

          See accompanying notes to consolidated financial statements.

                     TEEKA TAN PRODUCTS, INC. AND SUBSIDIARY
                      Consolidated Statement of Operations
                  For the Year Ended December 31, 2005 and 2004
________________________________________________________________________________

                                                 For the Year Ended December 31,
                                                     2005              2004
                                                 ------------      ------------
Sales ......................................     $    130,815      $     72,019
Cost of goods sold .........................           67,084            53,486
                                                 ------------      ------------

  Gross Profit .............................           63,731            18,533

OPERATING EXPENSES:
  General and administrative expenses ......          302,697           128,402
  Salary expense officers' .................          172,918           118,750
  Depreciation .............................            5,926               628
                                                 ------------      ------------

  TOTAL OPERATING EXPENSES .................          481,541           247,780
                                                 ------------      ------------

Net loss from operations ...................         (417,810)         (229,247)

Other (Income) and Expenses
  Intererst expense ........................           24,683            19,358
  Interest income ..........................           (2,395)                -
  Gain on recission interest ...............          (28,318)                -
                                                 ------------      ------------
                                                       (6,030)           19,358

  Net loss before income taxes .............         (411,780)         (248,605)
                                                 ------------      ------------

  Income taxes .............................                -                 -

                                                 ------------      ------------
NET LOSS ...................................     $   (411,780)     $   (248,605)
                                                 ============      ============

Weighted average number of common shares
  outstanding Basic and Fully Diluted ......       54,845,753        53,500,000
                                                 ============      ============

Basic and Fully diluted net loss per share .     $      (0.01)     $      (0.00)
                                                 ============      ============

          See accompanying notes to consolidated financial statements.

                              TEEKA TAN PRODUCTS, INC. AND SUBSIDIARY
                           Statement of Changes in Stockholders' Defecit
                          For the Years Ended December 31, 2005 and 2004
________________________________________________________________________________________________

                                   Common Stock                       Additional
                            -------------------------    Paid-in      Accumulated
                               Shares        Amount      Capitial       Defecit         Total
                            -----------   -----------   -----------   -----------    -----------
Balance December 31, 2003    53,500,000         5,350        96,221      (399,919)      (298,348)

Net Loss ................             -             -             -      (248,605)      (248,605)
                            -----------   -----------   -----------   -----------    -----------

Balance December 31, 2004    53,500,000   $     5,350   $    96,221   $  (648,524)   $  (546,953)


Sale of common stock ....     2,399,999           240       169,760             -        170,000

Net Loss ................             -             -             -      (411,780)      (411,780)
                            -----------   -----------   -----------   -----------    -----------

Balance December 31, 2005    55,899,999   $     5,590   $   265,981   $(1,060,304)   $  (241,780)
                            ===========   ===========   ===========   ===========    ===========

                   See accompanying notes to consolidated financial statements.

                                               F-15

                     TEEKA TAN PRODUCTS, INC. AND SUBSIDIARY
                      Consolidated Statement of Cash Flows
                  For the Year Ended December 31, 2005 and 2004
                                   (Unaudited)
________________________________________________________________________________

                                                          For the Year Ended
                                                             December 31,
                                                          2005           2004
                                                       ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss ........................................    $(411,780)     $(248,605)
  Adjustments to reconcile net loss to net cash
   used in operating activities
    Depreciation ..................................        5,926            628
    Allowance for uncollectable accounts ..........       15,485          4,113
  Changes in operating assets and liabities
    Increase in accounts receivable ...............      (18,067)        (4,644)
    (Increase)  in inventory ......................      (46,453)        (5,959)
    Increase in deposits ..........................            -           (729)
    Decrease in other assets ......................          729
    Accounts payable and accrued expenses .........       (7,046)        40,751
    Accrued payroll ...............................      172,918        118,750
                                                       ---------      ---------

    CASH FLOWS USED IN OPERATING ACTIVITIES .......     (288,288)       (95,695)
                                                       ---------      ---------

INVESTING ACTIVITIES:
  Purchase of equipment ...........................      (37,948)             -
                                                       ---------      ---------
    CASH FLOWS USED IN INVESTING ACTIVITIES .......      (37,948)             -
                                                       ---------      ---------


CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long term debt ........            -        200,000
  Proceeds from note payable - related party ......            -         30,000
  Proceeds from issuance of common stock ..........      170,000              -
  Refund of stock subject to recession ............       (7,500)             -
                                                       ---------      ---------

    CASH FLOWS FROM FINANCING ACTIVITES ...........      162,500        230,000
                                                       ---------      ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUVALENTS     (163,736)       134,305

CASH AND CASH EQUIVALENTS, Beginning ..............      213,752         79,447
                                                       ---------      ---------

CASH AND CASH EQUIVALENTS, Ending .................    $  50,016      $ 213,752
                                                       =========      =========

SUPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Interest paid .....................................    $       -      $       -
                                                       =========      =========
Income taxes ......................................    $       -      $       -
                                                       =========      =========

          See accompanying notes to consolidated financial statements.

                     TEEKA TAN PRODUCTS. INC.AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
________________________________________________________________________________

1.   ORGANIZATION AND BASIS OF PRESENTATION

     IHealth Inc. was a Delaware corporation formed in April 2002. In December 2005, Ihealth, Inc changed its name to Teeka Tan Products Inc. Teeka Tan Products Inc is engaged in the business of marketing and retailing a broad line of high quality value-priced sun care products in Florida through its wholly owned subsidiary Teeka Tan, Inc. Teeka Tan Products Inc. and Teeka Tan, Inc. are hereafter referred to as (the "Company").

     Prior to 2004, the Company was considered a development stage company. During 2004, the Company is no longer considered a development stage company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Teeka Tan, Inc. Intercompany accounts and transactions have been eliminated in consolidation.

     REVENUE RECOGNITION

     Revenue is recognized when earned, as products are completed and delivered to customers. If the Company had any merchandise on consignment, the related sales from merchandise on consignment would be recorded when the retailer sold such merchandise.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

     ACCOUNTS RECEIVABLE

     The Company is required to estimate the collectability of its accounts receivable. The Company's reserve for doubtful accounts is estimated by management based on a review of historic losses and the age of existing receivables from specific customers.

     CONCENTRATION OF CREDIT RISK

     The Company at times has cash in banks in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. At December 31, 2005 and 2004, the Company had approximately $0 and $99,300, respectively in cash in excess of FDIC insurance limits. During 2005 and 2004, 100% of the Company's products were produced by one manufacturer. Durrng 2005 and 2004, one customer accounted for approximately 8% and 28% respectively of the Company's sales.

                     TEEKA TAN PRODUCTS. INC.AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
________________________________________________________________________________

     USE OF ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INVENTORIES

     The Company's inventories consist entirely of purchased finished goods. Inventories are stated at lower of cost or market. Cost is determined on the first-in, first-out basis.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets. The estimated useful life of the computer equipment is three years.

     ADVERTISING COSTS

     Advertising costs are expensed as incurred. Total advertising costs charged to operations for the years ended December 31 2005 and 2004 amounted to $9,713, and $1,081, respectively.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses and notes payable approximate fair value based on the short-term maturity of these instruments.

     INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes as set forth in SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Income tax expense for the year ended December 31, 2005 and 2004 is summarized as follows:

     2005         Current      Deferred      Total
                  -------      --------      -----
     Federal      $     -      $      -      $   -
     State              -             -          -
                  -------      --------      -----
                  $     -      $      -      $   -
                  =======      ========      =====

     2004

     Federal      $     -      $      -      $   -
     State              -             -          -
                  -------      --------      -----
                  $     -      $      -      $   -
                  =======      ========      =====

     Income tax expense for the years ended December 31, 2005 and 2004 differed from amounts computed by applying the statutory U.S. federal corporate income tax rate of 34% to income before income tax benefit as a result of the following:

                     TEEKA TAN PRODUCTS. INC.AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
________________________________________________________________________________

     Expected income tax expense (benefit) from operations .....   $(4,266)
     Valuation allowance .......................................     4,266
                                                                   -------

                                                                   $     -
                                                                   =======

     The effects of the temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

     Deferred tax assets:                               2005        2004
                                                     ---------    --------

     Net operating loss carryforward (benefit) ...   $(154,953)   $(87,012)
                                                     ---------    --------
     Total gross deferred tax assets .............    (154,953)    (87,012)
     Less valuation allowance ....................     154,953      87,012
                                                     ---------    --------

     Net deferred tax assets .....................   $       -    $      -
                                                     =========    ========

     The Company has a net operating loss carryforward of approximately $1,049,000 available to offset future taxable income through 2025. The valuation allowance at December 31, 2005 and 2004 was $154,953 and $87,012, respectively. The net change in the valuation allowance for the year ended December 31, 2005 was an increase of $67,941.

     LOSS PER SHARE

     The Company has adopted SFAS 128, "Earnings per Share." Loss per common share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Stock options were not included in the computation of loss per share for the periods presented because their inclusion is anti-dilutive or their effect is not material.

     BUSINESS SEGMENTS

     The Company operates in one segment and therefore segment information is not presented.

     STOCK BASED COMPENSATION

     The Company accounts for employee stock options in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees" and has adopted the disclosure-only option under SFAS No. 123. The Company accounts for non-employee stock transactions in accordance with SFAS No. 123 as amended by SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" requires that companies, which do not elect to account for stock-based compensation as prescribed by this statement, disclose the pro-forma effects on earnings per share as id SFAS 123 has been adopted. No table has been presented since there are no reconciling items.

     NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4"" SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67," SFAS No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29," and SFAS No. 123 (revised 2004), "Share-Based Payment," were recently issued. SFAS No. 151, 152, 153 and 123 (revised 2004) have no current applicability to the Company and have no effect on the financial statements.

                     TEEKA TAN PRODUCTS. INC.AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004
________________________________________________________________________________

3.   ACCOUNTS RECEIVABLE

     Accounts receivable at December 31, 2005 consisted of the following:

          Accounts receivable ..........................     $ 21,800
          Less allowance for doubtful accounts .........      (15,486)
                                                             --------

          Accounts receivable, net .....................     $  6,314
                                                             ========

4.   PROPERTY AND EQUIPMENT

     At December 31, 2005 property and equipment consisted of the following:

          Computer equipment .........................       $  1,882
          Automobiles ................................         30,989
          Equipment ..................................          7,000
          Less accumulated depreciation ..............         (7,152)
                                                             --------

                                                             $ 32,719
                                                             ========

     Depreciation expense for the years ended December 31, 2005 and 2004 was $5,926 and $628 respectively.

5.   ACCRUED PAYROLL

     As of December 31, 2005, the Company recorded $485,826 for payroll liabilities due to senior management of the Company for compensation. The officers of the Company have elected to defer the payment of these accrued salaries until such time as we have sufficient working capital to satisfy these obligations. For the year ended December 31, 2005 the Company record an expense of $172,918 for payroll due to senior management.

6.   NOTES PAYABLE - RELATED PARTY

     In December 2005 our three executive officers and one of our employees lent us an aggregate of $30,000 for general working capital. Under the terms of these notes, the principal and interest at the rate of 4% per annum are due on demand, provided, however, that the lender may not demand payment until such time as the rescission offer described elsewhere herein has been completed and all stockholders who have accepted the rescission offer have been paid in full.

7.   CONVERTIBLE NOTE PAYABLE - STOCKHOLDER

     In August 2004 the Company issued a $200,000 convertible debenture to a principal stockholder of the Company. The debenture pays interest of 10% per annum, and all principal and accrued interest is due on or before August 26, 2006. Commencing on August 26, 2005 all or any portion of the principal amount of debenture and any accrued but unpaid interest is convertible at the option of the holder into shares of our common stock at a conversion price of $0.075 per share. There was no beneficial conversion feature on the issue of the note payable.

                     TEEKA TAN PRODUCTS. INC.AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
________________________________________________________________________________

8.   EQUITY TRANSACTIONS

     During the year ended December 31, 2005 the Company sold a total of 1,999,999 units to three investors, Each unit includes a share of common stock at $.075 per share of common stock and one warrant at $.15 per share of common stock that is exercisable for three year from the date of issuance. For gross proceeds of $150,000. In December 2005, the Company sold a total of 400,000 shares of common stock to two individuals at a price of $.05 per share of common stock for gross proceeds of $20,000.

9.   AUTHORIZED SHARES

     In September 2003, the Company offered an initial rescission offer to its investors who had purchased common stock of the Company prior to February 13, 2003, since the Company had discovered that the authorized capitalization was insufficient to permit the Company to issue the Common stock. The Company amended the Certificate of Incorporation authorizing for the Company to increase its authorized shares to 200,000,000. All of such investors had waived their rights to the initial rescission of the original issuance of common stock as of December 31, 2005 (See Note 12).

10.  WARRANTS

     During the year ended December 31, 2003, there were 362,400 warrants issued pursuant to the private placement offer. These warrants expire on July 25, 2006, and are all callable by the Company for $0.0001 per share if the stock exceeds $1.00 trading value per share. The 362,400 issued warrants consisted of 120,800 Series A warrants to purchase 2,416,000 shares of common stock at $.25 per share, 120,800 Series B warrants to purchase 6,040,000 shares of common stock at $.37 per share and 120,800 Series C warrants to purchase 3,624,000 shares of common stock at $.50 per share. During the year ended December 31, 2005 two investors rescinded there investments. As a result a total of 7,500 of the Series A, B and C warrants have been retired.

     During the year ended December 31, 2005 the Company sold a total of 1,999,999 units to three investors, Each unit includes a share of common stock at $.075 per share of common stock and one warrant at $.15 per share of common stock that is exercisable for three years from the date of issuance.

11.  COMMITMENTS AND CONTINGENCIES

     EMPLOYMENT AGREEMENTS

     The Company has employment contracts with its President and Vice President, which extend through April 2007. These contracts call for salaries of $50,000 each for the contract year ending April 15, 2004, $75,000 each for the contract year ending April 15, 2005, $100,000 each for the contract year ending April 15, 2006, $150,000 for the contract year ending April 15, 2007. Such contracts may be terminated by the Company with or without cause on 30 days notice. In the event these officers resign or are dismissed for cause, their compensation ceases as of the date of termination, but their rights to any other compensation benefits ( such as stock options, if any) would be governed by the terms of such plan. The officers of the Company have elected to defer the payment of these accrued salaries until such time as we have sufficient working capital to satisfy these obligations.

                     TEEKA TAN PRODUCTS. INC.AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
________________________________________________________________________________

     LEASE COMMITMENTS

     The Company currently leases its primary office space on a month to month basis from an affiliate of the officers of the Company. Rent expense for the years ended December 31, 2005 and 2004 was $12,000 and $12,000, respectively.

     The Company leases a car under an operating lease that expires in October 2006. The lease requires the Company to make monthly payments of $275. Future minimum lease payments are approximately as follows:

         Year Ended December 31,

                   2006            2,750
                                 -------

                                 $ 2,750
                                 =======

     Lease expense for the years ended December 31, 2005 and 2004 was $3,298 and $3,298, respectively.

12.  COMMON STOCK SUBJECT TO RESCISSION OFFER

     In October 2003, the Company learned that the private placement offers made both prior to and after February 14, 2003 may have violated federal securities laws based on the inadequacy of the Company's disclosures made in its offering documents for the units concerning the lack of unauthorized shares. Based on potential violations that may have occurred under the Securities Act of 1933, the Company is making a rescission offer to both investors who acquired the Company's common stock prior to February 13, 2003 and who had received the initial rescission offer, as well as to investors who had acquired the Company's common stock subsequent to February 14, 2003, since they were not informed of the original rescission offer. As such, the proceeds of $181,200 from the issuance of 18,120,000 shares of common stock through April 30, 2003 have been classified outside of equity in the balance sheet and classified as common stock subject to rescission.

     In March 2005, the Company refunded one investor their investment of $6,000 plus accrued interest of $1,153 in the return of 600,000 shares of common stock.

     In September 2005, the Company refunded one investor their investment of $1,500 plus accrued interest of $325 in the return of 150,000 shares of common stock.

13.  RELATED PARTY TRANSACTIONS

     See Notes 5, 6 and 11.

                     TEEKA TAN PRODUCTS. INC.AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
________________________________________________________________________________

14.  GOING CONCERN

     As reflected in the accompanying financial statements for 2005 and 2004, the Company has a net loss of $411,780 and $248,605 respectively, a working capital deficiency of $649,202, a stockholders' deficiency of $788,733 and used cash in operations of $288.288. These factors raise substantial doubt about the Company's ability to continue as a going concern

     The Company's continued existence is dependent upon its ability to raise capital and to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

16.  SUBSEQUENT EVENTS

     Between January and February, 2006 the Company sold 820,000 shares of common stock for proceeds of $41,000 to a total of four investors.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

            TABLE OF CONTENTS

                                    Page
                                    ----
Prospectus Summary..................   2

Risk Factors........................   2

Cautionary Statements Regarding
 Forward-Looking Information........   6

Market for Common Equity and Related
 Stockholder Matters................   7

Selected Consolidated Financial Data   8

Capitalization......................   9

Use of Proceeds.....................   9
                                                TEEKA TAN PRODUCTS, INC.
Management's Discussion and
 Analysis or Plan of Operation......   9
                                                       PROSPECTUS
Our Business........................  19

Management..........................  26
                                                   February 13, 2007
Certain Relationships and
 Related Transactions...............  33
                                            7,900,000 Shares of Common Stock
Principal Stockholders..............  33

Description of Securities...........  34

Selling Security Holders............  35

Plan of Distribution ...............  36

Shares Eligible for Future Sale.....  39

Legal Matters.......................  39

Experts.............................  39

Additional Information..............  39

Financial Statements................ F-1